06012027

DEPFA BANK

23 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

SEC MAIL RECEIVED PROCESSING
MAR 2 4 2006
WASH, D.C. 213 SECTION

SUPPL

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q3 2005.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
MAR 3 0 2006
THOMSON FINANCIAL

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

DEPFA BANK plc
3rd Quarter 2005

FILINGS WITH THE IRISH STOCK EXCHANGE
Made in accordance with the listing rules of the Irish Stock Exchange

Date	*Document*
15 June 2005	Pricing Supplement for the series 803 issue of MXN 850,000,000 Zero Coupon Instruments due 15 June 2015 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221027377)
7 July 2005	Final Terms for the series 829 issue of TRY 50,000,000 Fixed Rate Notes due 7 July 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0223473652)
11 July 2005	Final Terms for the series 833 issue of EUR 50,000,000 Callable Step-Up Fixed-Rate Instruments due 14 July 2009 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS00223897694)
14 July 2005	Final Terms for the series 833 issue of EUR 50,000,000 Callable Step-up Fixed-Rate notes due 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0223755637)
25 July 2005	Final Terms for the series 845 issue of EUR 15,000,000 Callable Accrual Range notes due 2008 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0225154540)
26 July 2005	Final Terms for the series 848 issue of USD 4,318,000 Floating Rate Notes due 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0225590958)
27 July 2005	Final Terms for the series 838 issue of EUR 100,000,000 Floating Rate Instruments due 2007 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0224306299)
5 August 2005	Final Terms for the series 858 issue of GBP 100,000,000 Floating Rate Notes due 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0226361110)

8 August 2005	Final Terms for the series 857 issue of EUR 11,500,000 Callable Zero Coupon Instruments due 2035 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0226184660)
11 August 2005	Final Terms for the series 845 issue of EUR 20,000,000 Callable Accrual Range Notes due 11 August 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0226687498)
17 August 2005	Final Terms for the series 859 issue of EUR 5,200,000 Callable Step-Up Rate EURIBOR Accrual Instruments due 2012 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0226428042)
17 August 2005	Final Terms for the series 849 issue of EUR 37,000,000 Callable Fixed Rate Range Accrual Euro Instruments due 2015 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0225758563)
18 August 2005	Final Terms for the series 865 issue of EUR 11,000,000 Callable Range Accrual notes due 2020 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0226850237)
22 August 2005	Final Terms for the series 867 issue of EUR 5,000,000 Triggered Redemption Instruments due 2015 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0227116109)
22 August 2005	Final Terms for the series 873 issue of USD 100,000,000 Fixed Rate Instruments due 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0227732590)
25 August 2005	Final Terms for the series 871 issue of EUR 26,500,000 Fixed Rate Instruments due 2020 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0227637500)
31 August 2005	Final Terms for the series 835 issue of EUR 10,000,000 Fixed Rate Instruments due 2011 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0223897694)
9 September 2005	Final Terms for the series 716 issue of EUR 30,000,000 Fixed Rate Instruments due 2015 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0227753752)

9 September 2005	Final Terms for the series 887 issue of DKK 1,250,000,000 Fixed Rate Instruments due 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DK0030009824)
9 September 2005	Final Terms for the series 886 issue of DKK 1,250,000,000 Fixed Rate Instruments due 2011 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DK0030009741)
13 September 2005	Final Terms for the series 890 issue of EUR 15,000,000 Callable Range Accrual Instruments due 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0229429302)
22 September 2005	Final Terms for the series 899 issue of EUR 30,000,000 Callable Range Accrual Instruments due 2011 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0GFVY0)
28 September 2005	Final Terms for the series 803 issue of MXN 1,250,000,000 Zero Coupon Instruments due 2015 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221027377)

FILINGS WITH THE COPENHAGEN STOCK EXCHANGE

Made in accordance with the listing rules of the London Stock Exchange

Date	***Document***
9 September 2005	Final Terms for the series 887 issue of DKK 1,250,000,000 Fixed Rate Instruments due 2009 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DK0030009824)
9 September 2005	Final Terms for the series 886 issue of DKK 1,250,000,000 Fixed Rate Instruments due 2011 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DK0030009741)

FILINGS WITH THE FRANKFURT STOCK EXCHANGE

Made in accordance with the rules of the Frankfurt Stock Exchange

Date	*Document*
22 September 2005	Final Terms for the series 899 issue of EUR 30,000,000 Callable Range Accrual Instruments due 2011 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0GFVY0)

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	*Document*
July 2005	2nd Quarter Results
July 2005	Interim Group Report
3 August 2005	Press and Investor Relations Release
21 September 2005	Company Announcement

Pricing Supplement dated 14 June 2005

Series Number: 803

DEPFA BANK plc
DEPFA ACS BANK

Issue of MXN 850,000,000 Zero Coupon Instruments due 15 June 2015
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	803
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Mexican Pesos ("**MXN**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	MXN 850,000,000
	(ii)	Tranche:	MXN 850,000,000
5.	(i)	Issue Price:	38.18 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	MXN 315,605,000 (less agreed expenses)
6.	Specified Denominations:		MXN 1,000,000
7.	(i)	Issue Date:	15 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 June 2005
8.	Maturity Date:		15 June 2015
9.	Interest Basis:		Zero Coupon
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	10.4148546 per cent. per annum
	(ii) Reference Price:	38.1800 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable.
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination
24.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Mexico City and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0221027377
38.	Common Code:	022102737
39.	German Securities Code (*WKN*):	AOE5J6
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 15 June 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By:

Duly authorised

Barry Stoneham
Managing Director
DEPFA BANK plc

Geraldine Crowley
Director
Depfa Bank plc

Final Terms dated 6 July 2005 **Series Number:** 829

DEPFA BANK plc
DEPFA ACS BANK
Issue of TRY 50,000,000 12.75 per cent. Instruments due 7 July 2009
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, No 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and and copies may be obtained from the Issuer at No 1 Commons Street, , Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	829
	(ii)	Tranche:	1
3.	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4.	Aggregate Nominal Amount:		TRY 50,000,000
	(i)	Series	TRY 50,000,000
	(ii)	Tranche	TRY 50,000,000
5.	Issue Price:		100 per cent. of par.
6.	Specified Denominations:		TRY 1,000
7.	(i)	Issue Date:	7 July 2005
	(ii)	Interest Commencement Date	7 July 2005
8.	Maturity Date:		7 July 2009
9.	Interest Basis:		12.75 per cent. Fixed Rate.
10.	Redemption/Payment Basis:		Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable.

12.	Put/Call Options:	Not Applicable.
13.	(i) Status of the Instruments:	Senior/Unsecured.
	(ii) Date Board approval for issuance of Instruments obtained	Not Applicable.
14.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable.
	(i)	Rate of Interest:	12.75 per cent. per annum payable annually in arrears.
	(ii)	Interest Payment Date(s):	7 July in each year commencing with the Interest Payment Date falling in July 2006.
	(iii)	Fixed Coupon Amount(s):	TRY 127.50 per TRY 1,000 in Nominal Amount.
	(iv)	Broken Amount(s):	Not Applicable.
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Dates:	Not Applicable.
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable.
16.	**Floating Rate Instrument Provisions**		Not Applicable.
17.	**Zero Coupon Instrument Provisions**		Not Applicable.
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable.
19.	**Dual Currency Instrument Provisions**		Not Applicable.

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable.
21.	**Put Option**	Not Applicable.
22.	**Final Redemption Amount of each Instrument**	100 per cent. per Instrument of TRY 1,000.
23.	**Early Redemption Amount**	

	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par.
24.	**Form of Instruments:**	**Bearer Instruments:** Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET, Istanbul.
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable.
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable.
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
30.	Consolidation provisions:	The provisions in Conditions 19 apply
31.	Other final terms:	See Annex 1 – *Additional Risk Factor relating to Investments in the Instruments*
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable.

	(ii)	Date of Subscription Agreement:	Not Applicable.
	(iii)	Stabilising Manager(s) (if any):	Not Applicable.
33.		If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ
34.		Total commission and concession:	None.
35.		Additional selling restrictions:	Not Applicable.

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange Limited
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 7th July 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings:	Not Applicable.

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide the CBFA (Commissie Voor Het Bank-, Financie- En Assurantiewezen / Commission Bancaire, Financière et des Assurances); AMF (Autorité des marches financiers); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht); CONSOB (Commissione Nazionale per le Società e la Borsa) CSSF (Commission de Surveillance du Secteur Financier); AFM (Autoriteit Financiële Markten); The UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i) Estimated net proceeds:	TRY 50,000,000

(ii) Estimate of total expenses related to the admission to trading:	€500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	12.75 per cent. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **FLOATING RATE INSTRUMENTS ONLY- YIELD**

Indication of yield:	Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0223473652
Common Code:	22347365
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking *Société Anonyme* and the relevant identification number(s):	Euroclear and Clearstream.
Delivery:	Delivery against payment.
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 8 July 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 to be consolidated and form a single series with the MXN 850,000,000 Zero Coupon Instruments due 15 June 2015 issued on 15 June 2005 and the MXN 350,000,000 Zero Coupon Instruments due 15 June 2015 issued on 29 June 2005 and the MXN 500,000,000 Zero Coupon Instruments issued on 11 July 2005
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Information Memorandum dated 30 July 2004, provided that references in such Conditions to a Pricing Supplement shall be deemed to be references to this document. This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Prospectus dated 1 July 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Information Memorandum dated 30 July 2004 and are attached hereto. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Information Memorandum dated 30 July 2004 and the Prospectus dated 1 July 2005. Such Information Memorandum and Prospectus are available for viewing at the registered office of the Issuer at 1 Commons Street, Dublin 1, Ireland and at www.depfa.com and copies may be obtained from The Company Secretary, DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	803
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	4
3.	Specified Currency or Currencies:		Mexican Pesos ("**MXN**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	MXN 2,200,000,000
	(ii)	Tranche:	MXN 500,000,000
5.	Issue Price:		38.18 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations:	MXN 1,000,000
7.	(i) Issue Date:	11 July 2005
	(ii) Interest Commencement Date	15 June 2005
8.	Maturity Date:	15 June 2015
9.	Interest Basis:	Zero Coupon
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date of Board approval for issuance of ACS Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	10.4148546 per cent per annum
	(ii) Reference Price:	38.1800 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable.
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable

21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments:

Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument. The Issuer may from time to time, without the consent of the Instrumentholders, create and issue further instruments having the same terms and conditions as the Instruments (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Instruments. If any further Instruments are issued prior to the exchange of the Temporary Global Instrument evidencing the Instruments for interests in a Permanent Global Instrument, the date for the exchange of the Temporary Global Instrument for interests in the Permanent Global Instrument (the "**Exchange Date**") may be extended, without the consent of the Instrumentholders, to coincide with the applicable Exchange Date for such further issue

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Mexico City and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
30.	Consolidation provisions:	The provisions in Condition 14 apply
31.	Other final terms:	Not Applicable
32. (i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii)	Date of Subscription Agreement:	Not Applicable
(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QW
34.	Total commission and concession:	None
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Tranche 1, Tranche 2, Tranche 3 and Tranche 4 Instruments to be admitted to trading on the Irish Stock Exchange with effect from 15 June 2005, 29 June 2005 and 11 July 2005 respectively.

2. **RATINGS**

Ratings:	Not Applicable

3. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	MXN 187,046,429

(ii) Estimate of total expenses related to the admission to trading:	Euro 250

4. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

5. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable.

6. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

7. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

8. **OPERATIONAL INFORMATION**

ISIN Code:	The temporary ISIN Code is XS0223490409. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the ISIN Code will be XS0221027377
Common Code:	The temporary Common Code is 0223490409. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the Common Code will be 022102737
German Securities Code (WKN):	The temporary German Securities Code (*WKN*) is AOE6ZF. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the German Securities Code (*WKN*) will be AOE5J6
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment

Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Final Terms dated 14 July 2005

DEPFA BANK plc
DEPFA ACS BANK

Issue of **EUR 50,000,000 Callable Step-Up Fixed-Rate Euro Instruments due 14 July 2009 under the €25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	833
	(ii)	Tranche Number:	Not Applicable
3.	Specified Currency or Currencies:		Euro ("EUR").
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	Not Applicable
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	14 July 2005
	(ii)	Interest Commencement Date	Issue Date

8.	Maturity Date:	14 July 2009, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	(i) Status of the Instruments:	Senior Unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate(s) of Interest:	2.51 per cent. per annum payable semi-annually in arrear for the period from and including the Issue Date to but excluding 14 July 2006. 2.61 per cent. per annum payable semi-annually in arrear for the period from and including the 14 July 2006 to but excluding 14 July 2007. 2.71 per cent. per annum payable semi-annually in arrear for the period from and including 14 July 2007 to but excluding 14 July 2008. 2.81 per cent. per annum payable semi-annually in arrear for the period from and including 14 July 2008 to but

		excluding 14 July 2009.
(ii)	Interest Payment Date(s):	14 January and 14 July in each year from and including 14 January 2006 to and including the Maturity Date, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and TARGET.
(iii)	Fixed Coupon Amount(s):	For the period from and including 14 July 2005 to but excluding 14 July 2006: EUR 627.50 per EUR 50,000 in nominal amount For the period from and including 14 July 2006 to but excluding 14 July 2007: EUR 652.50 per EUR 50,000 in nominal amount For the period from and including 14 July 2007 to but excluding 14 July 2008: EUR 677.50 per EUR 50,000 in nominal amount For the period from and including 14 July 2008 to but excluding 14 July 2009: EUR 702.50 per EUR 50,000 in nominal amount
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	Day Count Fraction: 30/360 (unadjusted)
(vi)	Determination Dates:	Not Applicable
(vii)	Other terms relating to the method of calculating interest for	Not Applicable

Fixed Rate Instruments:

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The Issuer has the right to call the Instruments in whole on each Interest Payment Date from and including 14 July 2006 to and including 14 January 2009 (each such date an "Optional Redemption Date"), subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and TARGET.
(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Specified Denomination
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	Notice should be given not less than 5 Business Days prior to the relevant Optional Redemption Date.
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 50,000 per Instrument of EUR 50,000 specified denomination, plus accrued interest

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments	Not Applicable

		and interest due on late payment:	
28.		Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.		Consolidation provisions:	Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Dublin
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Dublin Stock Exchange with effect from 14 July 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. RATINGS

Ratings:	Not Applicable

3. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	EUR50,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

4. FIXED RATE INSTRUMENTS ONLY - YIELD

Indication of yield:	Not Applicable.

5. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable.

6. PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

8. OPERATIONAL INFORMATION

ISIN Code:	XS0223755637
Common Code:	022375563
German Securities Code (WKN):	Not Applicable.

Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable.
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

citigroup

THE TERMS OF THIS TRANSACTION ARE
PRIVATE & CONFIDENTIAL
UNLESS OTHERWISE MUTUALLY AGREED BY ALL PARTIES

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB England

EMTN Trading
Telephone: 020-7986-9050
Facsimile: 020-7986-1929

4nc1 STEPUP CALLABLE EMTN

28 June 2005—Final Terms and Conditions

ISIN XS0223755637
common 022375563
series 833
mtn684

Issuer:	**Depfa Bank plc**
Ratings:	AA- / Aa3
Status:	Senior, unsubordinated
Issue Size:	EUR 50,000,000
Trade Date:	28 June 2005
Issue Date:	14 July 2005
Maturity Date:	14 July 2009
Issue Price:	EUR 100.00%
Redemption:	EUR 100.00%
Interest:	**Year 1: 2.51%** **Year 2: 2.61%** **Year 3: 2.71%** **Year 4: 2.81%** Paid semi-annual 30/360 unadjusted
Interest Payment Date:	Each 14 January and 14 July
Early Redemption:	The Issuer has the right to call the Issue in whole at 100% on each Interest Payment Date from and including **14 July 2006** with **5** Business Days Notice.
Tax:	As per Issuer's MTN programme
Exchange Listing:	Dublin
Denominations:	EUR 50,000
Business Days:	London and Target Modified Following Business Day Convention
Form:	Bearer Notes, issued in the form of a Single Global Note from the Issuer's EMTN programme The securities described herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, any US person, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the

citigroup

THE TERMS OF THIS TRANSACTION ARE
PRIVATE & CONFIDENTIAL
UNLESS OTHERWISE MUTUALLY AGREED BY ALL PARTIES

	Securities Act.
	TEFRA D applies: Bearer notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain limited circumstances as permitted by US tax regulations.
Dealer:	Citigroup Global Markets Limited

citigroup

THE TERMS OF THIS TRANSACTION ARE
PRIVATE & CONFIDENTIAL
UNLESS OTHERWISE MUTUALLY AGREED BY ALL PARTIES

ASSOCIATED SWAP TRANSACTION

28 June 2005—Final Terms and Conditions

Trade Date:	28 June 2005
Effective Date:	14 July 2005
Termination Date:	14 July 2009
Notional Amount:	EUR 50,000,000
Counterparty A:	**Citibank, NA (London)**
Initial Exchange:	None
Payments:	**Year 1: 2.51%** **Year 2: 2.61%** **Year 3: 2.71%** **Year 4: 2.81%** Paid semi-annual 30/360 unadjusted
Cancellation option:	Counterparty A has the right to cancel the swap in whole at EUR 100% on each Interest Payment Date from and including that falling due in **14 July 2006**, with **10** Business Days notice.
Final Exchange:	None
Business Days:	London and Target Modified Following Business Day Convention
Counterparty B:	**Depfa Bank plc (Dublin)**
Initial Exchange:	None
Payments:	Y1: 3 month EUR-EURIBOR minus 9bp Y2: 3 month EUR-EURIBOR minus 7bp for first semester of Y2 Y2: 3 month EUR-EURIBOR minus 5bp for second semester of Y2 Y3-4: 3 month EUR-EURIBOR minus 5bp Payable quarterly in arrears on an actual/360 adjusted basis.
Final Exchange:	None
Business Days:	Target Modified Following Business Day Convention

depfa eur 4nc1 stepup 14jul09.doc

Final Terms dated 25 July 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of EUR 15,000,000 Callable Accrual Range Notes due 25 July 2008
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Common Street, Dublin1, Ireland and on the website www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Common Street, Dublin1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK plc
2.	Series Number:		845
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 15,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	25 July 2005
	(ii)	Interest Commencement Date	25 July 2005
8.	Maturity Date:		25 July 2008
9.	Interest Basis:		Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable

12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.		
(i)	Status of the Instruments:	Senior, Unsecured and Unsubordinated
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Applicable
	(i) Index/Formula/other variable:	The Instruments shall bear interest at a percentage rate per annum, calculated as per the formula set out below: 3.60 % x n/N where: "n" is the number of calendar days in the Interest Period where the Index is fixed within the Accrual Range, and "N" is the total number of calendar days in the Interest Period For any non-Business Day in any Interest Period, Index observation for the immediately preceding Business Day will apply. No interest will accrue on those days on which the Index is fixed (or is deemed to have been fixed) outside the Accrual Range.

Accrual Range means for two subsequent Interest Periods called "Semester":

1st Semester:	0%-2.50% (inclusive)
2nd Semester:	0%-2.50% (inclusive)
3rd Semester:	0%-2.75% (inclusive)
4th Semester:	0%-3.00% (inclusive)
5th Semester:	0%-3.25% (inclusive)
6th Semester:	0%-3.50% (inclusive)

Index is the 3 month EUR EURIBOR rate, 3 month EUR EURIBOR will be determined as per Telerate Page 248 at or around 11.00 a.m. Brussels time;

(ii)	Calculation Agent responsible for calculating the interest due:	Barclays Bank PLC
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	The Coupon will be determined as set out in 18. (i) above.
(iv)	Determination Date(s):	The second Business Day prior to the relevant Specified Interest Payment Date
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If the 3 month EUR EURIBOR is not published, the Calculation Agent will determine the Coupon in its discretion in accordance with market practice.
(vi)	Interest or calculation period(s):	3 months
(vii)	Specified Interest Payment Dates:	Interest is payable quarterly in arrears on every 25 January, 25 April, 25 July and 25 October, commencing from and including 25 October 2005 up to and including the Maturity Date
(viii)	Business Day Convention:	Following Business Day Convention
(ix)	Additional Business Centre(s):	TARGET
(x)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
(xi)	Maximum Rate/Amount of Interest:	Not Applicable

(xii)	Day Count Fraction:	The applicable Day Count Fraction for the calculation of Interest will be 30/360, unadjusted.
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The issuer has the right to call the bonds in whole (but not in part) at par quarterly on each Interest Payment Date commencing from and including 25 January 2006, giving 5 TARGET Business days prior notice.
(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 100,000 per Instrument of EUR 100,000 Specified Denomination
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	5 Business days
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 100,000 per Instrument of EUR 100,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 100,000 per Instrument of EUR 100,000 specified denomination plus accrued interest (if any)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.		**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.		Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.		Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.		Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.		Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.		Consolidation provisions:	Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of [Subscription] Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and	Barclays Bank PLC

	address of Dealer:	5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
34.	Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the regulated market of the Irish Stock Exchange with effect from 25 July 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. RATINGS

Ratings:	Not Applicable

3. NOTIFICATION

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht); CSSF (Commission de Surveillance du Secteur Financier); AFM (Autoriteit Financiële Markten); and The UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	EUR 15,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Not Applicable

6. **HISTORIC INTEREST RATES**

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0225154540
Common Code:	022515454
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

BARCLAYS CAPITAL

MTN DESK
Tel: +44 (0) 207 773 9090
Mail: MTNDeskGlobal@barclayscapital.com

EUR 3 Year Non-Call 6 months then Quarterly Callable Range Accrual Notes

Final Terms and Conditions

ISIN XS0225154540
Common 022515454
Series 845
mtn 693.

Issuer:	Depfa Bank PLC
Status:	Senior, unsecured and unsubordinated
Ratings:	Aa3 by Moody's / AA- by Standard & Poor's
Form:	Bearer notes evidenced by a global note
Currency:	EURO ("EUR")
Notional Amount:	EUR 15,000,000
Trade Date:	14 July 2005
Issue Date:	25 July 2005
Maturity Date:	25 July 2008 – Subject to Call
Issue Price:	100.00%
Redemption:	100.00%
Coupon:	3.60%* n/N "n" is the number of days in the interest period where the 3 month EURIBOR is fixed within the Accrual Range, "N" is the total number of calendar days in the interest period. The previous business day will be taken as reference for any calendar days that are not business days. The rate fixed 2 business days prior to a payment date will be taken as reference until the coupon payment date.
Accrual Range:	Yr 1 H1&H2: 0% - 2.50 % (inclusive) Yr 2 H1: 0% - 2.75% (inclusive) Yr 2 H2: 0% - 3.00% (inclusive) Yr 3 H1: 0% - 3.25% (inclusive) Yr 3 H2: 0% - 3.50% (inclusive)
Basis:	Interest will be calculated on the basis of 30/360, unadjusted
Coupon Payment Dates:	Quarterly in arrears, on every 25 January, 25 April, 25 July and 25 October, commencing from and including 25 October 2005 up to and including the Maturity Date.
EURIBOR Reference:	EUR-EURIBOR-Telerate (Telerate 248)
Business Days:	Fixing: TARGET Payment: TARGET
Business Day Convention:	Following Business Day
Call Option:	The Issuer has the right to call the bonds quarterly in whole (but not in part) at par on each Coupon Payment Date commencing from and including 25 January 2006 with 5 TARGET business days' prior notice.
Clearing:	Euroclear / Clearstream Banking, SA
Denominations:	EUR 100,000
Application for Listing:	Dublin Stock Exchange
Documentation:	Issued off the Issuer's EMTN Programme
Calculation Agent:	Barclays Bank PLC
Lead Manager & Underwriter:	Barclays Bank PLC

Tel: +44 (0) 207 773 9090
Mail: MTNDeskGlobal@barclayscapital.com

Associated Swap Transaction

Party A:	Depfa Bank PLC
Party B:	Barclays Bank plc
Trade Date:	To match the Trade Date under the EMTN
Effective Date:	To match the Issue Date under the EMTN
Termination Date:	To match the Maturity Date under the EMTN
Notional Amount:	To match the Notional Amount under the EMTN
Upfront Payment:	None

Party A Payment Details

Payments:	0 – 6mths:	3-month EURIBOR minus 14 bps
	6mths-1yr:	3-month EURIBOR minus 12 bps
	1yr-2yr:	3-month EURIBOR minus 10 bps
	2yr-3yr:	3-month EURIBOR minus 8 bps

Basis:	Interest will be calculated on the basis of Actual/360, adjusted
Payment Dates:	Quarterly in arrears, on every 25 January, 25 April, 25 July and 25 October commencing from 25 October 2005 up to and including the Termination Date
EURIBOR reference:	3M- EUR-EURIBOR-Telerate (Telerate Page 248)
Business Day Convention:	Modified Following Business Day
Business Days:	Fixing and Payment: TARGET

Party B Payment Details:

Payments:	To match the Coupon Payment under the EMTN
Basis:	To match the Basis under the EMTN
Payment Dates:	To match the Coupon Payment Dates under the EMTN
Business Day Convention:	To match the Business Day Convention under the EMTN
Business Days:	To match the Business Days under the EMTN
Termination Option:	Party B has the right to terminate the swap quarterly in whole (but not in part) at par, commencing from and including 25 January 2006 with 10 business days' prior notice
Documentation:	Standard ISDA Documentation
Calculation Agent:	Barclays Bank plc

Barclays Bank PLC ("Barclays") is not documenting this transaction as a public offer and is, therefore, taking no steps to qualify it as capable of being a public offer. By entering into this transaction you agree to be exclusively responsible for any subsequent re-offer or re-sale of the securities and that you have complied and will comply with any applicable laws and regulations in any relevant jurisdiction in re-offering or re-selling the securities or carrying out any type of solicitation in connection with the securities. Barclays has taken no action to have the prospectus for the securities approved in any other EEA Member State.

Final Terms dated 26 July 2005

DEPFA BANK plc

DEPFA ACS BANK

Issue of USD 4,318,000 Floating Rate Notes due 28 July 2010

under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK PLC
2.	(i)	Series Number:	848
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("USD")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 4,318,000
	(ii)	Tranche:	USD 4,318,000
5.	Issue Price:		99.90748 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		Minimum tradeable unit of USD 75,000 with increments of USD 1,000 thereafter
7.	(i)	Issue Date:	26 July 2005
	(ii)	Interest Commencement Date	26 July 2005
8.	Maturity Date:		28 July 2010
9.	Interest Basis:		Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	Status of the Instruments:		Senior, unsubordinated, unsecured
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Not Applicable
16.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)	Not Applicable
	(ii)	Specified Interest Payment Dates:	28 October, 28 January, 28 April and 28 July in each year, commencing 28 October 2005, in respect of the period from and including the Issue Date to but excluding 28 October 2005 (long first coupon).

	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London, New York and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Deutsche Bank AG, London Branch
	(vii)	Screen Rate Determination:	
		– Reference Rate:	Three month USD LIBOR, except for the first Interest Period, for which the Reference Rate will be the interpolated rate between three month and four month USD LIBOR
		– Interest Determination Date(s):	Two London business days prior to the start of each Interest Period
		– Relevant Screen Page:	Moneyline Telerate 3750
	(viii)	ISDA Determination:	
		– Floating Rate Option:	Not Applicable
		– Designated Maturity:	Not Applicable
		– Reset Date:	Not Applicable
	(ix)	Margin(s):	- 0.07 per cent per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:	Actual/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Not Applicable
21.	**Put Option**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**		USD 1,000 per Instrument of USD 1,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		
	(i)	Index/Formula/variable:	Not Applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable

	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv)	Determination Date(s):	Not Applicable
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi)	Payment Date:	Not Applicable
	(vii)	Minimum Final Redemption Amount:	Not Applicable
	(viii)	Maximum Final Redemption Amount:	Not Applicable
23.	**Early Redemption Amount**		
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting	Not Applicable

		commitments:	
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ
34.	Total commission and concession:		Not Applicable
35.	Additional selling restrictions:		Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 26 July 2005.
(iii) Estimate of total expenses related to admission to trading	Not Applicable

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht); CSSF (Commission de Surveillance du Secteur Financier); AFM (Autoriteit Financiële Markten); and The UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	USD 4,314,005
(ii)	Estimate of total expenses related to the admission to trading:	USD €500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	Not Applicable

6. **HISTORIC INTEREST RATES**

Details of historic LIBOR rates can be obtained from Telerate.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0225590958
Common Code:	022559095
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 27 July 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of EUR 100,000,000 Floating Rate Instruments due July 2007
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	838
3.	Specified Currency or Currencies:	Euro ("EUR" or "€")
4.	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 50,000
7.	Issue Date:	27 July 2005
8.	Maturity Date:	The Interest Payment Date falling in or nearest to July 2007
9.	Interest Basis:	EURIBOR –0.01% Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.		Put/Call Options:	Not Applicable
13.	(i)	Status of the Instruments:	Senior, Unsubordinated, unsecured
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		**Fixed Rate Instrument Provisions**	Not Applicable
16.		**Floating Rate Instrument Provisions**	Applicable
	(i)	Interest Period(s):	Quarterly.
	(ii)	Specified Interest Payment Dates:	27 January, 27 April, 27 July and 27 October in each year from and including 27 October 2005 to and including 27 July 2007.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	The Agent
	(vii)	Screen Rate Determination:	
		- Reference Rate:	3 month EURIBOR
		- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period at 11.00 a.m., Brussels time.
		- Relevant Screen Page:	Reuters 'EURIBOR01'
	(viii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable

		- Reset Date:	Not Applicable
	(ix)	Margin(s):	-0.01 per cent. per annum.
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:	Actual/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	As set out in the Conditions
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the

		Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 27 July 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht); CSSF (Commission de Surveillance du Secteur Financier); AFM (Autoriteit Financiële Markten); and The UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 100,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR rates can be obtained from Reuters.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0224306299
Common Code:	022430629
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 3 August 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of GBP 100,000,000 Floating Rate Notes due 5 August 2009
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Common Street, Dublin1, Ireland and on the website www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Common Street, Dublin1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK plc
2.	Series Number:		858
3.	Specified Currency or Currencies:		Pound Sterling ("GBP")
4.	Aggregate Nominal Amount:		GBP 100,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		GBP 100,000
7.	(i)	Issue Date:	5 August 2005
	(ii)	Interest Commencement Date	5 August 2005
8.	Maturity Date:		5 August 2009
9.	Interest Basis:		3 month GBP Libor + 0.015% Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13. (i)	Status of the Instruments:	Senior, Unsecured and Unsubordinated
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Applicable
(i)	Specified Period(s)	3 months
(ii)	Specified Interest Payment Dates:	Interest is payable quarterly in arrears on every 5 February, 5 May, 5 August and 5 November, commencing from and including 5 November 2005 up to and including the Maturity Date.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
(vii)	Screen Rate Determination:	
	– Reference Rate:	3 month GBP-LIBOR-BBA
	– Interest Determination Date(s):	first day of the relevant Interest Period
	– Relevant Screen Page:	Telerate 3750
(viii)	ISDA Determination:	Not Applicable
	– Floating Rate Option:	

		– Designated Maturity:	
		– Reset Date:	
	(ix)	Margin(s):	+ 0.015 per cent per annum
	(x)	Minimum Rate of Interest:	0.00 per cent per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:	Actual/365 (Fixed)
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	GBP 100,000 per Instrument of GBP 100,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	GBP 100,000 per Instrument of GBP 100,000 specified denomination plus accrued interest

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments:

		Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of [Subscription] Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom

34.	Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the regulated market of the Irish Stock Exchange with effect from 5 August 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. RATINGS

Ratings:	Not Applicable

3. The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten); and The UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive. The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht); CSSF (Commission de Surveillance du Secteur Financier);

4. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	GBP 100,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Not Applicable

6. HISTORIC INTEREST RATES

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0226361110
Common Code:	022636111
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: Adrian Butler ....

Duly authorised

Final Terms dated 4 August 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of EUR 11,500,000 Callable Zero Coupon Notes due 8 August 2035
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Common Street, Dublin1, Ireland and on the website www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Common Street, Dublin1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	857
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 11,500,000
5.	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 100,000
7.	(i) Issue Date:	8 August 2005
	(ii) Interest Commencement Date:	8 August 2005
8.	Maturity Date:	8 August 2035
9.	Interest Basis:	Zero Coupon (further particulars specified below)
10.	Redemption/Payment Basis:	EUR 445,985.84 per Instrument of EUR 100,000 Specified Denomination (if not called)

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.		
(i)	Status of the Instruments:	Senior, Unsecured and Unsubordinated
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Applicable
(i)	Amortisation/Accrual Yield:	5.11 per cent per annum, 30/360, unadjusted
(ii)	Reference Price:	Not Applicable
(iii)	Any other formula/basis of determining amount payable:	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The issuer has the right to call the Instruments annually in whole but not in part on every 8 August in each year, commencing from and including 8 August 2008.
(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	The Optional Redemption Amount of each Instrument of EUR 100,000 Specified Denomination will be as per the following table:

Call Date	Optional Redemption Amount
8 August 2008	EUR 116,126.71
8 August 2009	EUR 122,060.78
8 August 2010	EUR 128,298.09
8 August 2011	EUR 134,854.12
8 August 2012	EUR 141,745.17
8 August 2013	EUR 148,988.35
8 August 2014	EUR 156,601.65
8 August 2015	EUR 164,603.99
8 August 2016	EUR 173,015.25
8 August 2017	EUR 181,85633
8 August 2018	EUR 191,14919
8 August 2019	EUR 200,916.91
8 August 2020	EUR 211,183.76
8 August 2021	EUR 221,975.25
8 August 2022	EUR 233,318.19
8 August 2023	EUR 245,240.75
8 August 2024	EUR 257,772.55
8 August 2025	EUR 270,944.73
8 August 2026	EUR 284,790.01
8 August 2027	EUR 299,342.78
8 August 2028	EUR 314,639.20
8 August 2029	EUR 330,717.26
8 August 2030	EUR 347,616.91
8 August 2031	EUR 365,380.13
8 August 2032	EUR 384,051.05
8 August 2033	EUR 403,676.06
8 August 2034	EUR 424,303.91

	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	5 Business Days
21.	**Put Option**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 445,985.84 per Instrument of EUR 100,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount per Instrument of EUR 100,000 specified denomination will be the respective Optional Redemption Amount as set out above.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences	

	(if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32. (i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii)	Date of [Subscription] Agreement:	Not Applicable
(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
34.	Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the regulated market of the Irish Stock Exchange with effect from 8 August 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten); and The UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive. The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht); CSSF (Commission de Surveillance du Secteur Financier); with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 11,500,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **HISTORIC INTEREST RATES**

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0226184660
Common Code:	022618466

German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 9 August 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of EUR 20,000,000 Callable Accrual Range Notes due 11 August 2010
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005, Supplemental 8 August 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Common Street, Dublin1, Ireland and on the website www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Common Street, Dublin1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK plc
2.	Series Number:		845
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 20,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	11 August 2005
	(ii)	Interest Commencement Date	11 August 2005
8.	Maturity Date:		11 August 2010
9.	Interest Basis:		Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment		

	Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.		
(i)	Status of the Instruments:	Senior, Unsecured and Unsubordinated
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Applicable
	(i) Index/Formula/other variable:	The Instruments shall bear interest at a percentage rate per annum, calculated as per the formula set out below: 4.20 % x n/N where: "n" is the number of calendar days in the Interest Period where the Index is fixed within the Accrual Range, and "N" is the total number of calendar days in the Interest Period For any non-Business Day in any Interest Period, Index observation for the immediately preceding Business Day will apply. No interest will accrue on those days on which the Index is fixed (or is deemed to have been fixed) outside the Accrual Range.

Accrual Range means for two subsequent Interest Periods called "Semester":

1st Semester:	0%-2.75% (inclusive)
2nd Semester:	0%-2.75% (inclusive)
3rd Semester:	0%-3.00% (inclusive)
4th Semester:	0%-3.25% (inclusive)
5th Semester:	0%-3.50% (inclusive)
6th Semester:	0%-3.75% (inclusive)
7th Semester:	0%-3.90% (inclusive)
8th Semester:	0%-4.00% (inclusive)
9th Semester:	0%-4.00% (inclusive)
10th Semester:	0%-4.00% (inclusive)

Index is the 3 month EUR EURIBOR rate, 3 month EUR EURIBOR will be determined as per Telerate Page 248 at or around 11.00 a.m. Brussels time; the Index fixed 2 Business Days prior to a Specified Interest Payment Date will be taken as the reference until the Specified Interest Payment Date.

(ii)	Calculation Agent responsible for calculating the interest due:	Barclays Bank PLC
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	The Coupon will be determined as set out in 18. (i) above.
(iv)	Determination Date(s):	The second Business Day prior to the relevant Specified Interest Payment Date
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If the 3 month EUR EURIBOR is not published, the Calculation Agent will determine the Coupon in its discretion in accordance with market practice.
(vi)	Interest or calculation period(s):	3 months
(vii)	Specified Interest Payment Dates:	Interest is payable quarterly in arrear on every 11 February, 11 May, 11 August and 11 November, commencing from and including 11 November 2005 up to and including the Maturity Date

	(viii)	Business Day Convention:	Following Business Day Convention
	(ix)	Additional Business Centre(s):	TARGET
	(x)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate/Amount of Interest:	Not Applicable
	(xii)	Day Count Fraction:	The applicable Day Count Fraction for the calculation of Interest will be 30/360, unadjusted.
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The issuer has the right to call the Notes in whole (but not in part) at par quarterly on each Interest Payment Date commencing from and including 11 February 2006, giving 5 TARGET Business days prior notice.
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	5 Business days
21.	**Put Option**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for	EUR 50,000 per Instrument of EUR 50,000 specified denomination plus accrued

	taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	interest (if any)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

	(ii)	Date of [Subscription] Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
34.		Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the regulated market of the Irish Stock Exchange with effect from 11 August 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); and The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 20,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **HISTORIC INTEREST RATES**

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0226687498
Common Code:	022668749
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

FINAL TERMS FOR INSTRUMENTS

Final Terms dated 17 August 2005

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 5,200,000 Callable Step-Up Rate EURIBOR Accrual Instruments due 2012 under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK Plc
2. (i)	Series Number:	
(ii)	Tranche Number:	859
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount: (i) Series (ii) Tranche	Eur 5,200,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	17 August 2005
8	Maturity Date:	17 August 2012
9	Interest Basis:	Step-Up Rate EURIBOR Range Accrual (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or	Not Applicable

	Redemption/Payment Basis:	
12	Put/Call Options:	Issuer Call (further particulars specified below)
13	Status of the Instruments:	Senior, unsecured
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Instrument Provisions**		Not Applicable
16	**Floating Rate Instrument Provisions**		Applicable
	(i)	Interest Period(s):	Interest Periods are semi-annual from and including the Issue Date to but excluding the Maturity Date
	(ii)	Specified Interest Payment Dates:	Specified Interest Payment Dates are 17 February and 17 August in each year from and including 17 February 2006 to and including the Maturity Date
	(iii)	Business Day Convention:	The Following Business Day Convention applies for Payment Day purposes only. There will be no adjustment for Interest accrual purposes
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amounts (if not the Agent):	Agent
	(vii)	Screen Rate Determination:	
		– Reference Rate:	6 month EURIBOR
		– Interest Determination Date(s):	11:00 am (Brussels time) on each TARGET Business Day of each Interest Period (see paragraph 16(xiii) below)
		– Relevant Screen Page:	Telerate 248
	(viii)	ISDA Determination:	No
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable

(xii)	Day Count Fraction:	30/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	The Rate of Interest shall be calculated as follows: xx per cent. per annum x (N/M) Where: "N" means the actual number of days in the relevant Interest Period where the Reference Rate is at or below the Upper Boundary and at or above 0.00 per cent. "M" means the actual number of days in the relevant Interest Period "xx" means 4.00 per cent. from and including the Issue Date to, but excluding, 17 August 2006; 4.25 per cent. from and including 17 August 2006 to, but excluding, 17 August 2007; 4.50 per cent. from and including 17 August 2007 to, but excluding, 17 August 2008; 4.75 per cent. from and including 17 August 2008 to, but excluding, 17 August 2009; 5.00 per cent. from and including 17 August 2009 to, but excluding 17 August 2010; 5.25 per cent. from and including 17 August 2010 to, but excluding 17 August 2011; 5.50 per cent. from and including 17 August 2011 to, but excluding the Maturity Date "Upper Boundary" means 2.50 per cent. from and including the Issue Date to, but excluding, 17 August 2006; 3.00 per cent. from and including 17 August 2006 to, but excluding, 17 August 2007; 3.50 per cent. from and including 17 August 2007 to, but excluding, 17 August 2008; 4.00 per cent. from and including 17 August 2008 to, but excluding, 17 August 2009; 4.50 per cent. from and including 17 August 2009 to, but excluding 17 August 2010; 5.00 per cent. from and including 17 August 2010 to, but excluding 17 August 2011;

		5.50 per cent. from and including 17 August 2011 to, but excluding the Maturity Date For days which are not TARGET Business Days, the Reference Rate will be taken as the Reference Rate determined for the immediately preceding TARGET Business Day. The last Reference Rate to be determined in each Interest Period will be the Reference Rate that is determined five TARGET Business Days prior to each Interest Payment Date and this Reference Rate will be used for the remaining days in the relevant Interest Period
17	**Zero Coupon Instrument Provisions**	Not Applicable
18	**Index-Linked Interest Instrument/other variable-lined interest Instrument Provisions**	Not Applicable
19	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	17 February and 17 August in each year, commencing on and including 17 February 2006 to and including 17 February 2012
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	EUR 10,000 per Instrument of EUR 10,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iii)	Notice period (if other than as set out in the Conditions):	Not less than five TARGET Business Days irrevocable notice in accordance with Condition 20
21	**Put Option**		Not Applicable
22	**Final Redemption Amount of each Instrument**		EUR 10,000 per Instrument of EUR 10,000 Specified Denomination
23	**Early Redemption Amount**		
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):		

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24	Form of Instruments:	Bearer Instruments

		Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name of Dealer:	ABN AMRO Bank N.V.
34.		Total commission and concession:	
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 17 August 2005
(iii)	€500

2. **RATINGS**

Ratings:	N/A

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); and The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.
The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 5,200,000
(iii)	Estimate of total expenses related to the admission to trading:	**€500**

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR rates can be obtained from Telerate.

7. *Index-Linked or other variable-linked Instruments only* – **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Performance of the Instruments is dependent upon 6 month EURIBOR remaining within certain pre-established limits during each Interest Period. For each day on which 6 month EURIBOR resets outside the limits no interest is earned for such day.

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0226428042
Common Code:	22648042
German Securities Code (WKN):	A0E8C3
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank Aktiengesellschaft
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY
The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Noel Reynolds.

Final Terms dated 17 August 2005

DEPFA BANK plc

DEPFA ACS BANK

Issue of EUR 37,000,000 Callable Fixed Rate Range Accrual Euro Instruments due 17 August 2015 under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	849
	(ii)	Tranche Number:	Not Applicable
3.	Specified Currency or Currencies:		Euro ("EUR").
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 37,000,000
	(ii)	Tranche:	Not Applicable
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	17 August 2005

	(ii) Interest Commencement Date	Issue Date
8.	Maturity Date:	17 August 2015, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	(i) Status of the Instruments:	Senior Unsubordinated, unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate(s) of Interest:	Applicable For the period from and including the Issue Date to but excluding the Maturity Date the Interest Amount per Specified Denomination payable on each Interest Payment Date will be determined by the Calculation Agent in accordance with the following: **EUR 100,000 multiplied by "Rate"** multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of calendar days in each Observation Period (as defined below) on which the rate for deposits in EUR for a maturity of 3 months as observed by reference to Telerate Page 248 (the **"Reference Level"**) at 11:00 a.m. Brussels time, is greater than or equal to **0.00 per cent.** but less than or equal to the **Maximum Reference Level** (as defined below). For each non-Target Business Day falling during any Observation Period, the Reference Level will be deemed to be the Reference Level as at the immediately preceding Target Business Day. The Reference Level for each of the four Target Business Days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth Target Business Day prior to that Interest Payment Date.

"Target Business Days" means any day on which TARGET (Trans-European Automated Real-time Gross settlement Express Transfer system) is open.

"Rate" means:

4.25 per cent. for the period from and including the Issue Date to but excluding 17 August 2010

5.50 per cent. for the period from and including 17 August 2010 to but excluding 17 August 2014.

7.50 per cent. for the period from and including 17 August 2014 to but excluding the Maturity Date.

"Maximum Reference Level" means:

- 3.50 per cent. for each Fixed Interest Period in the period from and including the Issue Date to but excluding 17 August, 2006

- 3.75 per cent. for each Fixed Interest Period in the period from and including 17 August, 2006 to but excluding 17 August,

2007;

- 4.00 per cent. for each Fixed Interest Period in the period from and including 17 August, 2007 to but excluding 17 August, 2008;

- 4.25 per cent. for each Fixed Interest Period in the period from and including 17 August, 2008 to but excluding 17 August, 2009;

- 4.50 per cent. for each Fixed Interest Period in the period from and including 17 August, 2009 to but excluding 17 August, 2010.

- 4.75 per cent. for each Fixed Interest Period in the period from and including 17 August, 2010 to but excluding the 17 August 2011.

- 5.00 per cent. for each Fixed Interest Period in the period from and including 17 August, 2011 to but excluding the 17 August 2012.

- 5.50 per cent. for each Fixed Interest Period in the period from and including 17 August, 2012 to but excluding the 17 August 2014.

- 7.00 per cent. for each Fixed Interest Period in the period from and including 17 August, 2014 to but excluding the 17 August 2015.

"Observation Period" means the period from, and including, an Interest Payment Date (or, in respect of the first Observation Period, the Issue Date) to, but excluding, the immediately following Interest Payment Date. (For the avoidance of doubt, each Interest Payment Date shall not be adjusted in accordance with the Business Day Convention for the purpose of determining the Observation Period.)

"Calculation Agent" means Deutsche Bank.

(ii)	Interest Payment Date(s):	17 February, 17 May, 17 August and 17 November in each year from and including 17 November 2005 to and including the Maturity Date, subject to

		adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and TARGET.
(iii)	Fixed Coupon Amount(s):	Not Applicable
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	Day Count Fraction: 30/360 (unadjusted)
(vi)	Determination Dates:	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Each Interest Period shall be unadjusted with respect to the accrual of interest. If Telerate Page 248 is cancelled or unavailable, the fall back provisions described under the Definition of "EUR-EURIBOR-Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply with a Designated Maturity of 3 months, and with the modifications that "Reset Date" will be replaced by "Target Business Day" and the phrase "on the day that is two Brussels Banking Days preceding that Reset Date" will be replaced with "on that day".

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Applicable

(i)	Optional Redemption Date(s):	The Issuer has the right to call the Instruments in whole on each Interest Payment Date from and including 17 August 2006 to and including 17 May 2015 (each such date an "Optional Redemption Date"), subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and TARGET.
(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 100,000 per Specified Denomination
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	Notice should be given not less than 5 Business Days prior to the relevant Optional Redemption Date.

21. **Put Option** Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22. **Final Redemption Amount of each Instrument** EUR 100,000 per Instrument of EUR 100,000 specified denomination

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for EUR 100,000 per Instrument of EUR 100,000 specified denomination, plus

	taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	accrued interest

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30.	Consolidation provisions:		Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Dublin
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Dublin Stock Exchange with effect from 17 August 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings:	Not Applicable

3. [NOTIFICATION

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); and The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	EUR37,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Indication of yield:	Not Applicable.

6. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable.

7. PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

9. OPERATIONAL INFORMATION

ISIN Code:	XS0225758563
Common Code:	022575856
German Securities Code (WKN):	Not Applicable.
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable.
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

ANNEX

The information below has been extracted from publicly available information for the information of investors. The Issuer accepts responsibility as to the correct reproduction of such information, but no further or other responsibility (express or implied) is accepted by the Issuer in respect of such information.

Date	EURIBOR	Date	EURIBOR	Date	EURIBOR	Date	EURIBOR
31/12/98	3.245	31/01/01	4.744	28/02/03	2.533	31/03/05	2.147
29/01/99	3.074	28/02/01	4.771	31/03/03	2.522	29/04/05	2.126
26/02/99	3.098	30/03/01	4.561	30/04/03	2.530	31/05/05	2.127
31/03/99	2.971	30/04/01	4.802	30/05/03	2.272	30/06/05	2.106
30/04/99	2.583	31/05/01	4.531	30/06/03	2.147	29/07/05	2.125
31/05/99	2.578	29/06/01	4.441	31/07/03	2.121		
30/06/99	2.669	31/07/01	4.444	29/08/03	2.152		
30/07/99	2.690	31/08/01	4.253	30/09/03	2.128		
31/08/99	2.697	28/09/01	3.656	31/10/03	2.161		
30/09/99	3.086	31/10/01	3.522	28/11/03	2.154		
29/10/99	3.491	30/11/01	3.360	31/12/03	2.124		
30/11/99	3.448	31/12/01	3.294	30/01/04	2.093		
31/12/99	3.339	31/01/02	3.371	27/02/04	2.052		
31/01/00	3.492	28/02/02	3.366	31/03/04	1.958		
29/02/00	3.634	29/03/02	3.448	30/04/04	2.073		
31/03/00	3.831	30/04/02	3.385	28/05/04	2.087		
28/04/00	4.094	31/05/02	3.485	30/06/04	2.120		
31/05/00	4.453	28/06/02	3.441	30/07/04	2.116		
30/06/00	4.547	31/07/02	3.377	31/08/04	2.115		
31/07/00	4.641	30/08/02	3.358	30/09/04	2.15		
31/08/00	4.888	30/09/02	3.297	29/10/04	2.153		
29/09/00	4.996	31/10/02	3.259	30/11/04	2.176		
31/10/00	5.140	29/11/02	3.047	31/12/04	2.155		
30/11/00	5.051	31/12/02	2.865	31/01/05	2.142		
29/12/00	4.855	31/01/03	2.807	28/02/05	2.136		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 3 month EUR EURIBOR rate or any successor rate.

Final Terms dated August 17, 2005

DEPFA BANK plc

Issue of EUR 11,000,000 Callable Range Accrual notes
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated July 1, 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	865
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 11,000,000
	(ii)	Tranche:	EUR 11,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	August 18, 2005
	(ii)	Interest Commencement Date	August 18, 2005

8.	Maturity Date:	August 18, 2020 (if not called before)
9.	Interest Basis:	Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call
13.	(i) Status of the Instruments:	Senior, unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Applicable
	(i) Specified Period(s)	Annually
	(ii) Specified Interest Payment Dates:	Payable annually in arrear August 18 in each year, commencing August 18, 2006
	(iii) Business Day Convention:	Following Business Day Convention unadjusted
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Agent]):	Bayerische Hypo- und Vereinsbank AG
	(vii) Screen Rate Determination:	
	– Reference Rate:	6 month Euribor
	– Interest Determination Date(s):	Two TARGET Business Days prior to the

beginning of each Observation period.

"Observation Period" means each month within the relevant Specified Period, where the Observation period rolls over the same day as the coupon period.

	– Relevant Screen Page:	Moneyline Telerate, page 248
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	0.00 per cent. per annum
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:	30/360, following
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	The numerator of the Day Count Fraction multiplied by the number of months during which the Reference Rate is within the range as specified below divided by the denominator of the Day Count Fraction plus the numerator of the Day Count Fraction divided by the number of months during which the Reference Rate is outside the range as specified below divided by the denominator of the Day Count Fraction.

<u>Interest Period from August 18, 2005 (including) to August 18, 2006 (excluding):</u>

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 3.25%, the Rate of Interest will be 5.00% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

<u>Interest Period from August 18, 2006 (including) to August 18, 2007 (excluding):</u>

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to

3.45%, the Rate of Interest will be 5.20% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2007 (including) to August 18, 2008 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 3.65%, the Rate of Interest will be 5.40% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2008 (including) to August 18, 2009 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 3.85%, the Rate of Interest will be 5.60% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2009 (including) to August 18, 2010 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 4.05%, the Rate of Interest will be 5.80% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2010 (including) to August 18, 2011 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 4.25%, the Rate of Interest will be 6.00% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range,

the Rate of Interest will be 0%.

Interest Period from August 18, 2011 (including) to August 18, 2012 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 4.45%, the Rate of Interest will be 6.20% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2012 (including) to August 18, 2013 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 4.65%, the Rate of Interest will be 6.40% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2013 (including) to August 18, 2014 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 4.85%, the Rate of Interest will be 6.60% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2014 (including) to August 18, 2015 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 5.05%, the Rate of Interest will be 6.80% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2015 (including) to August 18, 2016 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 5.25%, the Rate of Interest will be 7.00% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2016 (including) to August 18, 2017 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 5.45%, the Rate of Interest will be 7.20% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2017 (including) to August 18, 2018 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 5.65%, the Rate of Interest will be 7.40% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2018 (including) to August 18, 2019 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 5.85%, the Rate of Interest will be 7.60% p.a. times the number the EURIBOR is within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.

Interest Period from August 18, 2019 (including) to August 18, 2020 (excluding):

In case that the Reference Rate is equal to or exceeds 0% and is less than or equal to 6.05%, the Rate of Interest will be 7.80% p.a. times the number the EURIBOR is

		within the range divided by 12. If the Reference Rate is outside the above range, the Rate of Interest will be 0%.
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	On each Specified Interest Payment Date, commencing on August 18, 2006
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	Par
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	Five TARGET Business Days prior to the relevant Specified Interest Payment Date
21.	**Put Option**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and	Not Applicable

		underwriting commitments:	
	(ii)	Date of [Subscription] Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Bayerische Hypo- und Vereinsbank AG Arabellastrasse 12 81925 München
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on regulated market of the Irish Stock Exchange with effect from August 18, 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands), and The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

The Irish Financial Services Regulatory Authority (IFSRA) has been requested to provide BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 11,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR rates can be obtained from Moneyline Telerate page 248

7. **INDEX-LINKED OR OTHER VARIABLE-LINKED INSTRUMENTS ONLY – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **DUAL CURRENCY INSTRUMENTS ONLY – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0226850237
Common Code:	022685023
German Securities Code (WKN):	A06DM6
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....

Duly authorised

DEPFA BANK

DEALER ACCESSION LETTER

August 17, 2005

Bayerische Hypo- und Vereinsbank AG

Arabellastr. 12

81925 München

Dear Sirs,

DEPFA BANK plc and DEPFA ACS BANK

€25,000,000,000 Programme for the Issuance of Debt Instruments

We refer to the Amended and Restated Dealership Agreement dated 1 July 2005 entered into in respect of the above Programme for the Issuance of Debt Instruments (such agreement, as modified or amended from time to time, the "**Dealership Agreement**") between DEPFA BANK plc and DEPFA ACS Bank as Issuers and the Dealers from time to time party thereto and have pleasure in inviting you to become a Dealer upon the terms of the Dealership Agreement but only in respect of and for the purpose of the EUR 11,000,000 Callable Range Accrual Notes, Issue Date August 18, 2005, a copy of which has been supplied to you by us. We are enclosing copies of the conditions precedent as set out in Schedule 2 to the Dealership Agreement and we have agreed to waive such documents as contained in Clauses 9 & 10 of Schedule 2 of the Dealership Agreement. Please return to us a copy of this letter signed by an authorised signatory whereupon you will become a Dealer for the purposes of the Dealership Agreement with, subject as hereinafter provided, all the authority, rights, powers, duties and obligations of a Dealer under the Dealership Agreement and *provided always that*:

(a) such authority, rights, powers, duties and obligations shall extend to the Issue of the EUR 11,000,000 Callable Range Accrual Notes, Issue Date August 18, 2005 only; and

(a) following the issue of the Issue of the EUR 11,000,000 Callable Range Accrual Notes, Issue Date August 18, 2005 , you shall have no further authority, rights, powers, duties or obligations except such as may have accrued or been incurred prior to, or in connection with, the issue of the Issue of the EUR 11,000,000 Callable Range Accrual Notes, Issue Date August 18, 2005.

DEPFA BANK

This letter is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

DEPFA BANK plc

By:

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

Company Secretary:
Noel Kavanagh
Registered in Ireland
Company no. 348819
VAT no. IE6368819N

HVB

CORPORATES & MARKETS

To: Depfa Bank plc
(the „Issuer")

CONFIRMATION

Dear Sirs,

We hereby accept the appointment as a Dealer and accept all of the duties and obligations under, and terms and conditions of, the Dealership Agreement upon the terms of this letter but only in respect of and for the purpose of Issue of

EUR 11,000,000 Callable Range Accrual Notes, Issue Date August 18, 2005.

We confirm that we are in receipt of all the documents other than those which have been waived by agreement between us referred to in the second sentence of your letter and have found them to be satisfactory.

For the purposes of the Dealership Agreement our communications details are as set out below.

Bayerische Hypo- und Vereinsbank AG

By: Claus Fincke Jörg Nubbemeier

Date: August 17, 2005

Address: Bayerische Hypo- und Vereinsbank AG
Arabellastr. 12
81925 München

Facsimile: +49 89 378-33-15964

Attention: Jörg Nubbemeier

Structured Products Information

HVB
CORPORATES & MARKETS

Final Termsheet

03. August 2005

ISIN XS0226850237
Common 022685023
Series 865
mtn 707

Depfa Bank PLC
Callable Range Accrual 15nc1-1
EMTN EUR 11 mln

Issuer	Depfa Bank PLC
Rating of the Bond	Aa3 by Moody's, AA- by S&P, AA- by Fitch
Lead Manager	Bayerische Hypo- und Vereinsbank AG
Documentation	EMTN
Status of the Bond	Senior, unsecured, pari passu
Nominal	EUR 11.000.000,-
Issue Price	100,00 %
Redemption	100,00 %
Value Date	18th of August 2005
Maturity	18th of August 2020 (if not called before)
Lower Barrier	0.00%
Upper Barrier	Y1: 3.25%, Y2: 3.45%, Y3: 3.65%, Y4: 3.85%, Y5: 4.05%; Y6: 4.25%; Y7: 4.45%, Y8: 4.65%, Y9: 4.85%, Y10: 5.05%; Y11: 5.25%; Y12: 5.45%, Y13: 5.65%, Y14: 5.85%, Y15: 6.05%
Index	6 Months Euribor
Fixing	Monthly fixings of the index 2 business days before the beginning of the observation period, where the observation period rolls over the same day as the coupon period.
N	Number of fixings in the coupon period where the index is between the lower and the upper barrier (the boundaries are included)
Coupon Y1:	**5,00% * N / 12** **The coupon step-ups up by 0.20% p.a., starting at 5.00% in the first year, 5.20% in the second year, ..., 7.80% in the last year.**
Coupon Y15:	**7,80% * N / 12** **The coupon is paid annually.**
Basis	Annual 30/360 following unadjusted

MTN Desk: Rudolf Bayer / Klaus Weiher
Phone: ++49 (0)89 378 12717 / 12012
HVB Corporates & Markets

Structured Products Information

HVB
CORPORATES & MARKETS

Final Termsheet

03. August 2005

All-in Funding	Year 1: 3 months Euribor – 9 bps Act./360 modified following adjusted Year 2: 3 months Euribor – 6 bps Act./360 modified following adjusted Year 3: 3 months Euribor – 2 bps Act./360 modified following adjusted Year 4: 3 months Euribor – 1 bps Act./360 modified following adjusted Year 5-9: 3 months Euribor flat Act./360 modified following adjusted Year 10-15: 3 months Euribor + 1 bp Act./360 modified following adjusted
Callable (by the issuer)	The issuer has the right to redeem the Bond at par after year **one and on each coupon date** thereafter. The investor will be informed 5 business days prior to exercise.
Business Days	Target
Denomination	EUR 50.000,-
Listing	Dublin
Paying Agent	Deutsche Bank London
Identifiers	ISIN: < > WKN: <>
Announcement dates for the call of the hedge	2006-08-04 2007-08-06 2008-08-04 2009-08-04 2010-08-04 2011-08-04 2012-08-06 2013-08-05 2014-08-04 2015-08-04 2016-08-04 2017-08-04 2018-08-06 2019-08-05
Announcement dates for the call of the bond	2006-08-11 2007-08-13 2008-08-11 2009-08-11 2010-08-11 2011-08-11 2012-08-13 2013-08-12 2014-08-11 2015-08-11 2016-08-11 2017-08-11 2018-08-13 2019-08-12
Additional Comments	Bayerische Hypo- und Vereinsbank AG hereby confirms, agrees and represents to DEPFA BANK PLC that, as further described in the Selling Restrictions of the Issuers EMTN Programme of 1st July 2005 for the Issue of Instruments and/or ACS Instruments, offering of these EUR 11 mln Callable Range Accrual is exempt from

MTN Desk: Rudolf Bayer / Klaus Weiher
Phone: ++49 (0)89 378 12717 / 12012
HVB Corporates & Markets

the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of November 4th 2003 (the Prospectus Directive) due to one or more of the following exemptions:

- In accordance with Article 3.2. (a) / any and all offerings of EUR 11 mln Callable Range Accrual have been and will be address, directly or indirectly, solely to Qualified Investors (as defined in the Prospectus Directive);

- In accordance with Article 3.2. (b) / any and all offerings of the EUR 11 mln Callable Range Accrual have been and will be address to fewer than 100 natural or legal persons per member State, other than Qualified Investors (as defined in the Prospectus Directive);

- In accordance with Article 3.2. (c) / any and all offerings of the EUR 11 mln Callable Range Accrual have been and will be made for a total consideration of at lease EURO 50,000 (or equivalent) per investor, for each separate offer.

- In accordance with Article 3.2. (d) / the denominations of the EUR 11 mln Callable Range Accrual are greater or equal to EURO 50,000 (or equivalent);

O'Keefe, Anne

From: Haughey, Niamh
Sent: 03 August 2005 16:51
To: MTN Executions
Subject: MTN 707

MTN_707.pdf (34 KB)

Hi all,

Please find attached t/s for new MTN for the plc. Dublin listing required.

Thanks and regards
Niamh

Niamh Haughey
Capital Markets
DEPFA BANK plc
1 Commons Street
Dublin 1

Phone +353 1 792 2017
Email: niamh.haughey@depfa.com

Final Terms dated 22 August 2005

DEPFA BANK PLC

Issue of EUR 5,000,000 Triggered Redemption Instruments due 22 August 2015
under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 01 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	867
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		EUR 5,000,000
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 500,000
7.	(i)	Issue Date:	22 August 2005
	(ii)	Interest Commencement Date:	22 August 2005
8.	Maturity Date:		22 August 2015 subject to early redemption following the occurrence of an Early Redemption Event as specified below.
9.	Interest Basis:		Fixed Rate from (and including) the Interest Commencement Date to (but excluding) 22 August 2006 and Index Linked Interest from (and including) 22 August 2006 to (but excluding) the Maturity Date

		(further particulars specified below).
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Automatic change of interest from Fixed Rate to Index Linked Interest on 22 August 2006.
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsubordinated, unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable in respect of the Interest Period beginning on (and including) the Interest Commencement Date finishing on (but excluding) 22 August 2006.
	(i) Rate of Interest:	6.05 per cent. per annum payable annually in arrear.
	(ii) Interest Payment Date(s):	22 August 2006 subject to adjustment (for payment purposes only) in accordance with the Following Business Day Convention. For the avoidance of doubt, the Interest Periods will not be adjusted for interest accrual.
	(iii) Fixed Coupon Amount(s):	Not Applicable
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/ other variable-linked interest Instrument Provisions**	Applicable in respect of each Interest Period falling during the period from (and including) 22 August 2006 to (but excluding) the Maturity Date.
	(i) Index/Formula/other variable:	(A) The Rate of Interest will be a percentage rate, as calculated by the Determination Agent in its sole discretion, which is equal to the following: Max (0, 7.75 per cent. – 2 x 6M EURIBOR-in-arrears)

provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in paragraph 31 below) has occurred.

Where:

"**6M EURIBOR-in-arrears**" means the rate for deposits in EUR for a period of six months, expressed as a percentage, which appears on Reuters Screen EURIBOR01 below the caption "EURIBOR01 RATES ACT/360 AT 11H00AM BRUSSELS TIME" and beside the heading "EURIBOR6MD" as of 11.00 a.m. (Frankfurt time), as observed on each Determination Date.

If such rate does not appear on Reuters Page EURIBOR01 on the relevant Determination Date, the Determination Agent shall determine 6M EURIBOR-in-arrears by requesting the principal Euro-zone office of each of four major banks in the Euro-zone interbank market to provide a quotation for the rate at which deposits in EUR were offered to prime banks in the Euro-zone interbank market for a period of six months at approximately 11.00 a.m. (Frankfurt time) in an amount that is representative for a single transaction in the Euro-zone interbank market at such time and using the Day Count Fraction.

If at least two such quotations are provided, the rate shall be the arithmetic mean of such quotations.

If fewer than two quotations are provided as requested, the rate for such Determination Date will be the arithmetic mean of the rates quoted by major banks in the Euro-zone, selected by the Determination Agent, as at approximately 11.00 a.m. (Frankfurt time), at which loans in EUR are offered to leading European banks for a period of six months in an amount that is representative for a single transaction in the Euro-zone interbank market at such time.

If an Early Redemption Event (as defined in paragraph 31 below) occurs, the amount of interest payable in respect of the relevant final Interest Period shall be limited to the Final Interest Amount (as defined in paragraph 31 below).

(B) If no Early Redemption Event occurs prior to the Maturity Date, then the Interest Amount payable by the Issuer on the Maturity Date shall be equal to the Additional Interest Amount (as defined in paragraph 31 below).

		In respect of each Interest Period, the Calculation Agent will contact the Determination Agent and request the Rate of Interest and shall calculate the amount of interest payable in respect of each Instrument, by applying the Rate of Interest to the Specified Denomination, multiplying such sum by the Day Count Fraction and rounding the resultant figure to the nearest cent, half a cent being rounded upwards. All determinations made by the Determination Agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on all persons.
(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG, London Branch Morgan Stanley & Co. International Limited will act as Determination Agent (the "**Determination Agent**")
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See paragraph 18(i) above
(iv)	Determination Date(s):	In respect of each Interest Period, the fifth TARGET and London Business Day preceding the relevant Specified Interest Payment Date. Where "**TARGET and London Business Day**" means a day on which TARGET (the Trans-European Automated Real-time Gross settlement Express Transfer System) is open and a day which on commercial banks and foreign exchange markets settle payments generally in London.
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See paragraph 18(i) above
(vi)	Interest or calculation period(s):	The period beginning on (and including) the Interest Commencement Date, in the case of the first Interest Period, or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date.
(vii)	Specified Interest Payment Dates:	22 August in each year beginning on 22 August 2007 up to and including the Maturity Date, in each case subject to adjustment in accordance with the Business Day Convention for payment purposes (with no adjustment for interest accrual).
(viii)	Business Day Convention:	Following Business Day Convention
(ix)	Business Centre(s):	TARGET and London

(x)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
(xi)	Maximum Rate/Amount of Interest	Not Applicable
(xii)	Day Count Fraction:	30/360

19. **Dual Currency Instrument Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	Par
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculation the same (if required or if different from that set out in the Conditions);	In relation to an Early Redemption Event pursuant to paragraph 31 below, the Early Redemption Amount shall be calculated in accordance with paragraph 31 below.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment,	Not Applicable

date on which each payment is to be made:

29. Redenomination, renominalisation and reconventioning provisions: Not Applicable

30. Consolidation provisions: Not Applicable

31. Other final terms: ***Early Redemption Provisions***

If an Early Redemption Event occurs, the Instruments shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount in respect of each Instrument will be limited to the Final Interest Amount, as described in paragraph 18(i) and in this paragraph 31).

An "**Early Redemption Event**" shall occur if, on any Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 8.00 per cent. of the Aggregate Nominal Amount of the Instruments.

"**Early Redemption Date**" means the first Interest Payment Date following the occurrence of an Early Redemption Event.

"**Early Redemption Amount**" means, in respect of each Instrument, an amount equal to the nominal amount of the Instrument plus the Final Interest Amount.

"**Final Interest Amount**" means in respect of each Instrument, an amount equal to 8.00 per cent. of its nominal amount minus the sum of all Interest Amounts in respect of such Instrument for the Interest Periods ending prior to (and excluding) the Early Redemption Date.

The Determination Agent shall notify the Issuer and the Calculation Agent, and the Issuer shall notify the Agent and the Instrumentholders of any such early redemption, in each case five TARGET and London Business Days (as defined in paragraph 18(iv)) prior to the Early Redemption Date.

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Interest Amount payable by the Issuer on the Maturity Date shall be equal to the Additional Interest Amount.

"**Additional Interest Amount**" means, in respect of each Instrument, an amount equal to 8.00 per cent. of its nominal amount minus the sum of all Interest Amounts paid in respect of such Instrument for all Interest Periods

finishing prior to (and excluding) the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Instrument will be an amount equal to 8.00 per cent. of the nominal amount of each Instrument.

DISTRIBUTION

32.	(i)	If syndicated, names of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:		Morgan Stanley & Co. International Limited 25 Cabot Square London E14 4QA United Kingdom
34.	Total commission and concession:		Not Applicable
35.	Additional selling restrictions:		Not Applicable

PART B - OTHER INFORMATION

1 **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to trading on 22 August 2005 with effect from 22 August 2005.
(iii)	Estimate of total expenses related to the admission to trading:	EUR500

2 **RATINGS**

Ratings: Not Applicable

3 **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4 **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR5,000,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR500

5 **OPERATIONAL INFORMATION**

ISIN Code:	XS0227116109
Common Code:	022711610
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Bank plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: Noel C. Reynolds

Duly authorised

Final Terms dated 22 August 2005

DEPFA BANK PLC

Issue of EUR 5,000,000 Triggered Redemption Instruments due 22 August 2015
under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 01 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	868
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("**EUR**")
4.		Aggregate Nominal Amount:	EUR 5,000,000
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5.		Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 500,000
7.	(i)	Issue Date:	22 August 2005
	(ii)	Interest Commencement Date:	22 August 2005
8.		Maturity Date:	22 August 2015 subject to early redemption following the occurrence of an Early Redemption Event as specified below.
9.		Interest Basis:	Fixed Rate from (and including) the Interest Commencement Date to (but excluding) 22 August 2006 and Index Linked Interest from (and including) 22 August 2006 to (but excluding) the Maturity Date

		(further particulars specified below).
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Automatic change of interest from Fixed Rate to Index Linked Interest on 22 August 2006.
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsubordinated, unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable in respect of each Interest Period falling during the period from (and including) the Interest Commencement Date to but (but excluding) 22 August 2006.
	(i) Rate of Interest:	4.40 per cent. per annum payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	22 February 2006 and 22 August 2006 subject to adjustment (for payment purposes only) in accordance with the Following Business Day Convention. For the avoidance of doubt, the Interest Periods will not be adjusted for interest accrual.
	(iii) Fixed Coupon Amount(s):	Not Applicable
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/ other variable-linked interest Instrument Provisions**	Applicable in respect of each Interest Period falling during the period from (and including) 22 August 2006 to (but excluding) the Maturity Date.
	(i) Index/Formula/other variable:	(A) The Rate of Interest will be a percentage rate, as calculated by the Determination Agent in its sole discretion, which is equal to the following:

Max (0, 7.75 per cent. – 2 x 6M EURIBOR-in-arrears)

provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in paragraph 31 below) has occurred.

Where:

"6M EURIBOR-in-arrears" means the rate for deposits in EUR for a period of six months, expressed as a percentage, which appears on Reuters Screen EURIBOR01 below the caption "EURIBOR01 RATES ACT/360 AT 11H00AM BRUSSELS TIME" and beside the heading "EURIBOR6MD" as of 11.00 a.m. (Frankfurt time), as observed on each Determination Date.

If such rate does not appear on Reuters Page EURIBOR01 on the relevant Determination Date, the Determination Agent shall determine 6M EURIBOR-in-arrears by requesting the principal Euro-zone office of each of four major banks in the Euro-zone interbank market to provide a quotation for the rate at which deposits in EUR were offered to prime banks in the Euro-zone interbank market for a period of six months at approximately 11.00 a.m. (Frankfurt time) in an amount that is representative for a single transaction in the Euro-zone interbank market at such time and using the Day Count Fraction.

If at least two such quotations are provided, the rate shall be the arithmetic mean of such quotations.

If fewer than two quotations are provided as requested, the rate for such Determination Date will be the arithmetic mean of the rates quoted by major banks in the Euro-zone, selected by the Determination Agent, as at approximately 11.00 a.m. (Frankfurt time), at which loans in EUR are offered to leading European banks for a period of six months in an amount that is representative for a single transaction in the Euro-zone interbank market at such time.

If an Early Redemption Event (as defined in paragraph 31 below) occurs, the amount of interest payable in respect of the relevant final Interest Period shall be limited to the Final Interest Amount (as defined in paragraph 31 below).

(B) If no Early Redemption Event occurs prior to the Maturity Date, then the Interest Amount payable by the Issuer on the Maturity Date shall be equal to the Additional Interest Amount (as defined in paragraph

31 below).

In respect of each Interest Period, the Calculation Agent will contact the Determination Agent and request the Rate of Interest and shall calculate the amount of interest payable in respect of each Instrument, by applying the Rate of Interest to the Specified Denomination, multiplying such sum by the Day Count Fraction and rounding the resultant figure to the nearest cent, half a cent being rounded upwards.

All determinations made by the Determination Agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on all persons.

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG, London Branch Morgan Stanley & Co. International Limited will act as Determination Agent (the "**Determination Agent**")
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See paragraph 18(i) above
(iv)	Determination Date(s):	In respect of each Interest Period, the fifth TARGET and London Business Day preceding the relevant Specified Interest Payment Date. Where "**TARGET and London Business Day**" means a day on which TARGET (the Trans-European Automated Real-time Gross settlement Express Transfer System) is open and a day which on commercial banks and foreign exchange markets settle payments generally in London.
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See paragraph 18(i) above
(vi)	Interest or calculation period(s):	The period beginning on (and including) the Interest Commencement Date, in the case of the first Interest Period, or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date.
(vii)	Specified Interest Payment Dates:	22 February and 22 August in each year beginning on 22 February 2007 up to and including the Maturity Date, in each case subject to adjustment in accordance with the Business Day Convention for payment purposes (with no adjustment for interest accrual).
(viii)	Business Day Convention:	Following Business Day Convention

(ix)	Business Centre(s):	TARGET and London
(x)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
(xi)	Maximum Rate/Amount of Interest	Not Applicable
(xii)	Day Count Fraction:	30/360

19. **Dual Currency Instrument Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. **Call Option** Not Applicable

21. **Put Option** Not Applicable

22. **Final Redemption Amount of each Instrument** Par

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculation the same (if required or if different from that set out in the Conditions);	In relation to an Early Redemption Event pursuant to paragraph 31 below, the Early Redemption Amount shall be calculated in accordance with paragraph 31 below.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable

28. Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made: Not Applicable

29. Redenomination, renominalisation and reconventioning provisions: Not Applicable

30. Consolidation provisions: Not Applicable

31. Other final terms:

Early Redemption Provisions

If an Early Redemption Event occurs, the Instruments shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount in respect of each Instrument will be limited to the Final Interest Amount, as described in paragraph 18(i) and in this paragraph 31).

An **"Early Redemption Event"** shall occur if, on any Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 6.00 per cent. of the Aggregate Nominal Amount of the Instruments.

"Early Redemption Date" means the first Interest Payment Date following the occurrence of an Early Redemption Event.

"Early Redemption Amount" means, in respect of each Instrument, an amount equal to the nominal amount of the Instrument plus the Final Interest Amount.

"Final Interest Amount" means in respect of each Instrument, an amount equal to 6.00 per cent. of its nominal amount minus the sum of all Interest Amounts in respect of such Instrument for the Interest Periods ending prior to (and excluding) the Early Redemption Date.

The Determination Agent shall notify the Issuer and the Calculation Agent, and the Issuer shall notify the Agent and the Instrumentholders of any such early redemption, in each case five TARGET and London Business Days (as defined in paragraph 18(iv)) prior to the Early Redemption Date.

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Interest Amount payable by the Issuer on the Maturity Date shall be equal to the Additional Interest Amount.

"Additional Interest Amount" means, in respect of each

Instrument, an amount equal to 6.00 per cent. of its nominal amount minus the sum of all Interest Amounts paid in respect of such Instrument for all Interest Periods finishing prior to (and excluding) the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Instrument will be an amount equal to 6.00 per cent. of the nominal amount of each Instrument.

DISTRIBUTION

32.	(i)	If syndicated, names of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International Limited 25 Cabot Square London E14 4QA United Kingdom
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1 **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to trading on 22 August 2005 with effect from 22 August 2005.
(iii)	Estimate of total expenses related to the admission to trading:	EUR500

2 **RATINGS**

Ratings: Not Applicable

3 **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4 **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR5,000,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR500

5 **OPERATIONAL INFORMATION**

ISIN Code:	XS0227115556
Common Code:	022711555
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Bank plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: Noel Reynolds

Duly authorised

MTN 715.

Final Terms dated 22 August 2005

DEPFA BANK plc

Issue of USD 100,000,000 4.52 per cent. Fixed Rate Instruments due 23 February 2009 under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	873
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 100,000,000
	(ii)	Tranche:	USD 100,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		Denomination is USD 100,000
7.	(i)	Issue Date:	22 August 2005
	(ii)	Interest Commencement Date	22 August 2005
8.	Maturity Date:		23 February 2009
9.	Interest Basis:		Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	N/A
12.	Put/Call Options:	N/A
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate(s) of Interest:	4.52 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	23 February in each year, commencing on 23 February 2006 (short first coupon); adjusted in accordance with the Following Business Day Convention for which the Business Days are London, TARGET and New York
	(iii) Fixed Coupon Amount(s):	For the period from and including Issue Date to but excluding 23 February 2006 (185 days): USD 2,290.96 per USD 100,000 in Nominal Amount Thereafter: USD 4,520 per USD 100,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Act/act - ISMA, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	USD 100,000 per Instrument of USD 100,000 specified denomination
23.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, TARGET and New York
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No.

27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Dresdner Bank AG London Branch Riverbank House 2 Swan Lane London EC4R 3UX United Kingdom
34.	Total commission and concession:	Not Applicable
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Dublin
(ii) Admission to trading:	Applicable.
(iii) Estimate of total expenses	€500

related to admission to trading

2. **RATINGS**

Ratings: Not applicable

3. **[NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	
(ii)	Estimate of total expenses related to the admission to trading:	€500 for listing in Dublin

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Indication of yield: 4.52 per cent.

6 **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. *Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS022 773 259 0
Common Code:	022 73 259
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ..Noel C.....Reynolds.........

Duly authorised

Final Terms and Conditions

Depfa Bank plc

$ 3.5 years Fixed Rate EMTN

Dresdner Kleinwort Wasserstein

Issuer	**Depfa Bank plc**
Status	Senior, unsecured
Rating	AA- stable (S&P) / Aa3 negative (Moody's) / AA- stable (Fitch)
Dealer	Dresdner Bank, London Branch
Issue size	**USD 100,000,000**
Trade date	12 August 2005
Value date	22 August 2005
Maturity date	23 February 2009 (3.5 years)
Issue Price	100.00%
Purchase Price	**99.845 %**
Net Proceeds	**USD 99,845,000**
Coupon	**4.52% (p.a., act/act ISMA, unadjusted, following)**
Payment Dates	Annually on every 23 February of each year commencing from 23 February 2006
Business Days	New York, London, TARGET
Listing	Dublin
Documentation	EMTN Programme
Denomination	USD 100,000

ISIN XS0227732590
Common 022773259
Series 873
MTN 715

Dresdner Bank hereby confirms, agrees and represents to DEPFA BANK plc that, as further described in the Selling Restrictions of the Issuers EMTN Programme of 1st July 2005 for the issue of Instruments and/or ACS Instruments, offering of these Instruments is exempt from the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of November 4th 2003 (the Prospectus Directive) due to one or more of the following exemptions:

x In accordance with Article 3.2. (a) / any and all offerings of the Instruments have been and will be address, directly or indirectly, solely to Qualified Investors (as defined in the Prospectus Directive);

x In accordance with Article 3.2. (b) / any and all offerings of the Instruments have been and will be address to fewer than 100 natural or legal persons per member State, other than Qualified Investors (as defined in the Prospectus Directive);

x In accordance with Article 3.2. (c) / any and all offerings of the Instruments have been and will be made for a total consideration of at lease EURO 50,000 (or equivalent) per investor, for each separate offer.

x In accordance with Article 3.2. (d) / the denominations of the Instruments are greater or equal to EURO 50,000 (or equivalent)

Dresdner Kleinwort Wasserstein

Final Terms of the Swap

Party A	**Depfa Bank plc**
Party B	Dresdner Bank AG Frankfurt
Notional amount	USD 100,000,000
B pays A upfront	**USD 155,000**
A pays B	**3 months USD Libor flat**
	(Act/360, modified following, adjusted)
Payment Dates	Quarterly
Business Dates	To Match Notes
B pays A	Coupon to Match Notes
Payment Dates	To Match Notes
Business Dates	To Match Notes

FINAL TERMS FOR INSTRUMENTS

Final Terms dated 25 August 2005

DEPFA BANK plc

Issue of EUR 26,500,000 Zero- Coupon Notes Due August 2020
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	871
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EUR
4.	Aggregate Nominal Amount:		EUR 26,500,000
5.	Issue Price:		56.1711 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	25 August 2005
	(ii)	Interest Commencement Date	25 August 2005
8.	Maturity Date:		25 August 2020 Subject to following Business Day convention
9.	Interest Basis:		Zero Coupon
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	3.92 per cent per annum
	(ii) Reference Price:	

End of Year 1	15,468,846.90	29,186.50
End of Year 2	16,075,225.69	30,330.61
End of Year 3	16,705,374.54	31,519.57
End of Year 4	17,360,225.22	32,755.14
End of Year 5	18,040,746.05	34,039.14
End of Year 6	18,747,943.30	35,373.48
End of Year 7	19,482,862.68	36,760.12
End of Year 8	20,246,590.89	38,201.11
End of Year 9	21,040,257.26	39,698.60
End of Year 10	21,865,035.34	41,254.78
End of Year 11	22,722,144.72	42,871.97
End of Year 12	23,612,852.80	44,552.55
End of Year 13	24,538,476.63	46,299.01
End of Year 14	25,500,384.91	48,113.93

End of Year 15	26,500,000.00	50,000.00

(iii) Any other formula/basis of determining amount payable: Not Applicable

18. **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** Not Applicable

19. **Dual Currency Instrument Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. **Call Option** Not Applicable

21. **Put Option** Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22. **Final Redemption Amount of each Instrument** EUR 50,000 per Instrument of EUR 50,000 specified denomination

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): Amounts as specified under 17 (ii) in case of any early redemption

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24. **Form of Instruments:** Bearer Instruments:

Temporary Global Instrument exchangeable for a Permanent
Global Instrument which is exchangeable for Definitive
Instruments in the limited
circumstances specified in the Permanent Global Instrument

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Fortis Bank nv-sa ,3, Montagne du Parc , 1000 Brussels, Belgium

34.	Total commission and concession:	0 per cent. of the Aggregate Nominal Amount
35.	Additional selling restrictions:	Not Applicable

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 25 August 2005.
(iii) Estimate of total expenses related to admission to trading	€500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 14,885,341.50
(ii)	Estimate of total expenses related to the admission to trading:	€500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

6. **[FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. ***[Index-Linked or other variable-linked Instruments only*** **– PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **[Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0227637500
Common Code:	022763750
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: .... Noel Reynolds.

Duly authorised

DEALER ACCESSION LETTER

25 August 2005

Fortis Bank nv-sa
Montagne du Parc 3
B-1000 Brussels
Belgium
Dear Sirs,

DEPFA BANK plc and DEPFA ACS BANK

€25,000,000,000 Programme for the Issuance of Debt Instruments

We refer to the Amended and Restated Dealership Agreement dated 1 July 2005 entered into in respect of the above Programme for the Issuance of Debt Instruments (such agreement, as modified or amended from time to time, the "**Dealership Agreement**") between DEPFA BANK plc and DEPFA ACS Bank as Issuers and the Dealers from time to time party thereto and have pleasure in inviting you to become a Dealer upon the terms of the Dealership Agreement but only in respect of and for the purpose of the issue of EUR 26,500,000 Zero Coupon (Series Number 871, Tranche 1, ISIN Code XS0227637500), a copy of which has been supplied to you by us. We are enclosing copies of the conditions precedent as set out in Schedule 2 to the Dealership Agreement and we have agreed to waive such documents as contained in Clauses 9 & 10 of Schedule 2 of the Dealership Agreement. Please return to us a copy of this letter signed by an authorised signatory whereupon you will become a Dealer for the purposes of the Dealership Agreement with, subject as hereinafter provided, all the authority, rights, powers, duties and obligations of a Dealer under the Dealership Agreement and *provided always that*:

(a) such authority, rights, powers, duties and obligations shall extend to the Issue of EUR 26,500,000 Zero Coupon (Series Number 871, Tranche 1, Isin code XS0227637500) only; and

(a) following the issue of the Issue of EUR 26,500,000 Zero Coupon (Series Number 871, Tranche 1, Isin code XS0227637500), you shall have no further authority, rights, powers, duties or obligations except such as may have accrued or been incurred prior to, or in connection with, the issue of the Issue of EUR 26,500,000 Zero Coupon (Series Number 871, Tranche 1, Isin code XS0227637500)

(b) This letter is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

DEPFA BANK plc

By: [signature] Noel Reynolds

CONFIRMATION

We hereby accept the appointment as a Dealer and accept all of the duties and obligations under, and terms and conditions of, the Dealership Agreement upon the terms of this letter but only in respect of and for the purpose of Issue of EUR 26,500,000 Zero Coupon (Series Number 871, Tranche 1, Isin code XS0227637500)

We confirm that we are in receipt of all the documents other than those which have been waived by agreement between us referred to in the second sentence of your letter and have found them to be satisfactory.

For the purposes of the Dealership Agreement our communications details are as set out below.

Fortis Bank nv-sa

By:

Date: 25 August 2005

Address:	Montagne du Parc 3 B-1000 Brussels Belgium
Facsimile:	+32 2 565 88 11
Attention:	Documentation Services 1MT1L

Final Terms dated 9th September, 2005

DEPFA BANK plc

Issue of EUR 30,000,000 Callable Floating and Fixed Rate Instruments due 2015 under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1st July, 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK PLC
2.	Series Number:	716
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 30,000,000
	Series:	EUR 30,000,000
5.	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 50,000
7.	Issue Date:	9th September, 2005
8.	Maturity Date:	9th September, 2015
9.	Interest Basis:	Floating and Fixed Rate Instruments (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	12 month Euribor + 0.25% Floating Rate in respect of the period from and including the Issue Date to but excluding 9th September, 2006 and 3.75% Fixed Rate in respect of the period from and including 9th September, 2006 to but excluding the Maturity Date
12.	Put/Call Options:	Issuer Call
13.	Status of the Instruments:	Unsubordinated, unsecured and senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate of Interest:	3.75 per cent. per annum payable annually in arrear in respect of the period from and including 9th September, 2006 to but excluding the Maturity Date
	(ii)	Interest Payment Date(s):	9th September in each year from and including 9th September, 2007 to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	EUR 1,875 per Instrument of EUR 50,000 Specified Denomination
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360, unadjusted
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)	The period from and including the Issue Date to but excluding 9th September, 2006 is herein called the "Specified Period". For the avoidance of doubt, the Specified Period shall not be subject to adjustment in accordance with a Business Day Convention
	(ii)	Specified Interest Payment Dates:	Interest will be payable annually in arrear on 9th September, 2006 (the "Specified

		Interest Payment Date"). For the avoidance of doubt, the Specified Interest Payment Date shall not be subject to adjustment in accordance with a Business Day Convention
(iii)	Business Day Convention:	Not Applicable
(iv)	Business Centre(s):	Not Applicable
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Nomura International plc
(vii)	Screen Rate Determination:	
	– Reference Rate:	Not Applicable
	– Interest Determination Date(s):	Not Applicable
	– Relevant Screen Page:	Not Applicable
(viii)	ISDA Determination:	
	– Floating Rate Option:	EUR-EURIBOR-Telerate
	– Designated Maturity:	12 months
	– Reset Date:	The first day of the Specified Period
(ix)	Margin(s):	+ 0.25 per cent per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable

17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	9th September in each year from and including 9th September, 2006 to and including 9th September, 2014
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of such intention to redeem not less than 5 TARGET Settlement and London Business Days (as defined below) prior to the relevant Optional Redemption Date in accordance with Condition 20. Any notice given to Euroclear and/or Clearstream, Luxembourg in accordance with Condition 20 shall be deemed to have been given to the Instrument holder on the day on which that notice is given to Euroclear and/or Clearstream, Luxembourg **"London Business Day"** means a day on which commercial banks and foreign exchange markets settle payments generally in London **"TARGET Settlement Day"** means a day on which the TARGET System is operating

21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London Business and TARGET Settlement Day
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name of Dealer:	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP
34.		Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Dublin
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 9 September 2005.
(iii) Estimate of total expenses related to admission to trading	EUR 500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 30,000,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 1,250

5. **FIXED RATE INSTRUMENTS ONLY – YIELD**

Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. **INDEX-LINKED OR OTHER VARIABLE-LINKED INSTRUMENTS ONLY – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **DUAL CURRENCY INSTRUMENTS ONLY – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0227753752
Common Code:	022775375
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....

EXECUTION COPY

Final Terms dated 13 September 2005

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 15,000,000 Callable Range Accrual Instruments due 2010
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, , Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	890
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 15,000,000
	(i)	Series:	EUR 15,000,000
	(ii)	Tranche:	EUR 15,000,000
5.	Issue Price:		100 per cent of the Aggregate Nominal Amount.
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	13 September 2005
	(ii)	Interest Commencement Date	13 September 2005
8.	Maturity Date:		13 September 2010
9.	Interest Basis:		Fixed Rate Instruments as described in the Annex attached hereto
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call
13.	(i)	Status of the Instruments:	Senior, Unsecured, Unsubordinated
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable. Please see the Annex attached hereto
16.	**Floating Rate Instrument Provisions**		Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each 13 March, 13 June, 13 September and 13 December, from and including 13 March 2006 to and including 13 June 2010, all subject in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 100,000 per Instrument of EUR 100,000 specified denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable

(iv)	Notice period:	Not less than five TARGET Settlement Days preceding an Optional Redemption Date
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 100,000 per Instrument of EUR 100,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable in whole but not in part for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable.
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Banc of America Securities Limited 5 Canada Square London E14 5AQ
34.		Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	Dublin
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on 13 September 2005 with effect from 13 September 2005
(iii) Estimate of total expenses related to admission to trading	€1,250

2. RATINGS

Ratings:	Not Applicable

3. NOTIFICATION

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	EUR 15,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€1,250

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Not Applicable

6. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable

7. PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

9. OPERATIONAL INFORMATION

ISIN Code:	XS0229429302
Common Code:	022942930

German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

ANNEX

(i) Rates of Interest

The annual rates of interest determined by the Calculation Agent to be equal to the product of 3.27 per cent. and the fraction of which the numerator is the aggregate number of Qualifying Days in each Interest Period, and the denominator is the actual number of days in such Interest Period (provided always that such fraction shall not be less than zero or greater than 1), payable quarterly in arrear.

(a) Definitions

As used in these Final Terms:

"**Qualifying Day**" means, as determined by the Calculation Agent, each day which occurs during the period from and including the Issue Date to but excluding the Maturity Date where the EURIBOR Rate as determined by the Calculation Agent with respect to such date is both (1) greater than or equal to 0.00 per cent. per annum and (2) less than or equal to the Maximum Rate (as defined in the Schedule attached hereto). If any day during the period is not a Business Day, the EURIBOR Rate for the immediately preceding Business Day shall apply for that day.

"**EURIBOR Rate**" means, with respect to any day and as determined by the Calculation Agent, the rate determined in accordance with "EUR-EURIBOR-Telerate" as defined in Section 7.1(e)(i) of the Annex to the 2000 ISDA Definitions provided that:

(i) the Designated Maturity referred to therein shall be 3 months;

(ii) the reference to "Reset Date" shall be deleted and replaced with "calendar day"; and

(iii) the words "on the day that is two TARGET Settlement Days preceding that Reset Date" in the third and fourth lines shall be deleted and replaced with "on that day".

If "EUR-EURIBOR-Reference Banks" (as defined in the Annex to the 2000 ISDA Definitions) is applicable, the following amendments shall be made to Section 7.1(e)(iii) of the Annex to the 2000 ISDA Definitions:

(i) the reference to "Reset Date" shall be deleted and replaced with "calendar day"; and

(ii) the words "on the day that is two TARGET Settlement Days preceding that Reset Date" in the third and fourth lines shall be deleted and replaced with "on that day".

The EURIBOR Rate as determined by the Calculation Agent on the date which is five (5) TARGET Business Days preceding the Interest Payment Date relating to such Interest Period, will apply to each day from that date to and excluding the last day of such Interest Period.

(ii) Interest Payment Date(s)

Each 13 March, 13 June, 13 September and 13 December in each year commencing 13 December 2005. For the purposes of payments (but not for the purposes of calculating the last day of an Interest Period) this is subject to the Modified Following Business Day Convention.

(iii) Fixed Coupon Amount

The product of: (Rate of Interest x Day Count Fraction) and the Aggregate Nominal Amount payable quarterly in arrear on the Interest Payment Dates.

(iv) Broken Amount(s)

Not Applicable

(v) Day Count Fraction

30/360, unadjusted

(vi) Other terms relating to the method of calculating interest for Fixed Rate Instruments

Not Applicable

SCHEDULE

Interest Period to scheduled to commence on:	Maximum Rate:
13 September 2005	2.75 per cent.
13 December 2005	2.75 per cent.
13 March 2006	2.75 per cent.
13 June 2006	2.75 per cent.
13 September 2006	3.25 per cent.
13 December 2006	3.25 per cent.
13 March 2007	3.25 per cent.
13 June 2007	3.25 per cent.
13 September 2007	3.75 per cent.
13 December 2007	3.75 per cent.
13 March 2008	3.75 per cent.
13 June 2008	3.75 per cent.
13 September 2008	4.25 per cent.
13 December 2008	4.25 per cent.
13 March 2009	4.25 per cent.
13 June 2009	4.25 per cent.
13 September 2009	4.75 per cent.
13 December 2009	4.75 per cent.
13 March 2010	4.75 per cent.
13 June 2010	4.75 per cent.

Final Terms dated 26 September 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of MXN 1,250,000,000 Zero Coupon Instruments due 15 June 2015 to be consolidated and form a single series with the MXN 850,000,000 Zero Coupon Instruments due 15 June 2015 issued on 15 June 2005 ("Tranche 1") and the MXN 350,000,000 Zero Coupon Instruments due 15 June 2015 issued on 29 June 2005 ("Tranche 2") and the MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 11 July 2005 ("Tranche 3") and the MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 11 July 2005 ("Tranche 4") and the MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 19 September 2005 ("Tranche 5") and the MXN 1,500,000,000 Zero Coupon Instruments issued on 22 September 2005 ("Tranche 6")
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Information Memorandum dated 30 July 2004, provided that references in such Conditions to a Pricing Supplement shall be deemed to be references to this document. This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Prospectus dated 1 July 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Information Memorandum dated 30 July 2004 and are attached hereto. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Information Memorandum dated 30 July 2004 and the Prospectus dated 1 July 2005. Such Information Memorandum and Prospectus are available for viewing at the registered office of the Issuer at 1 Commons Street, Dublin 1, Ireland and at www.depfa.com and copies may be obtained from The Company Secretary, DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	803
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	7
3.		Specified Currency or Currencies:	Mexican Pesos ("**MXN**")

4.	Aggregate Nominal Amount:	
	(i) Series:	MXN 4,950,000,000
	(ii) Tranche:	MXN 1,250,000,000
5.	Issue Price:	38.18 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	MXN 1,000,000
7.	(i) Issue Date:	28 September 2005
	(ii) Interest Commencement Date	15 June 2005
8.	Maturity Date:	15 June 2015
9.	Interest Basis:	Zero Coupon
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date of Board approval for issuance of ACS Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	10.4148546 per cent per annum
	(ii) Reference Price:	38.1800 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable.
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable

19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments:

Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument. The Issuer may from time to time, without the consent of the Instrumentholders, create and issue further instruments having the same terms and conditions as the Instruments (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Instruments. If any further Instruments are issued prior to the exchange of the Temporary Global Instrument evidencing the Instruments for interests in a Permanent Global Instrument, the date for the exchange of the Temporary Global Instrument for interests in the Permanent Global Instrument (the **"Exchange Date"**) may be extended, without the consent of the Instrumentholders, to coincide with the applicable Exchange Date for such further issue

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Mexico City and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:		The provisions in Condition 23 apply
30.	Consolidation provisions:		The provisions in Condition 14 apply
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QW
34.		Total commission and concession:	None
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for Tranche 1 and Tranche 2 to be admitted to trading on the Irish Stock Exchange with effect from 15 June 2005 and 29 June 2005 respectively, for Tranche 3 and Tranche 4 to be admitted to trading on the Irish Stock Exchange with effect from 11 July 2005, for Tranche 5 to be admitted to trading on the Irish Stock Exchange with effect from 19 September 2005, for Tranche 6 to be admitted to trading on the Irish Stock Exchange with effect from 22 September 2005 and for Tranche 7 to be admitted to trading on the Irish Stock Exchange with effect from 28 September 2005.

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain); Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	MXN 477,955,022.50
(ii)	Estimate of total expenses related to the admission to trading:	€1,250

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code: The temporary ISIN Code for Tranche 5, Tranche 6 and Tranche 7 is XS0229844625. After the Temporary

	Global Instrument is exchanged for the Permanent Global Instrument, the ISIN Code will be XS0221027377
Common Code:	The temporary Common Code for Tranche 5, Tranche 6 and Tranche 7 is 0229844625. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the Common Code will be 022102737
German Securities Code (WKN):	The temporary German Securities Code (*WKN*) for Tranche 5, Tranche 6 and Tranche 7 is A0GFK5. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the German Securities Code (*WKN*) will be AOE5J6
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Morgan Stanley

MXN 1, 250,000,000 (6th tap of the original deal, increase of XS0229844625) bonds 15 June 2015

FINAL TERM SHEET SHEET DATED 19 September 2005

THE BONDS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE 'SECURITIES ACT'), OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES, AND ARE SUBJECT TO U.S. TAX REQUIREMENTS. THE BONDS MAY NOT BE OFFERED, SOLD, TRADED OR DELIVERED AT ANY TIME WITHIN THE UNITED STATES (WHICH TERM INCLUDES THE TERRITORIES, THE POSSESSIONS AND ALL OTHER AREAS SUBJECT TO THE JURISDICTION OF THE UNITED STATES OF AMERICA) OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE SECURITIES ACT OR THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED). IN PURCHASING THE BONDS, YOU HEREBY REPRESENT AND WARRANT THAT YOU ARE NEITHER LOCATED IN THE UNITED STATES NOR A U.S. PERSON AND THAT YOU ARE NOT PURCHASING FOR, OR FOR THE ACCOUNT OR BENEFIT OF, OF ANY SUCH PERSON.

MTN 667.7
ISIN: Temp XS0229844625
perm XS0221027377.
SERIES: 803.
COMMON: Temp. 022984462
perm 022102737
WKN: Temp A0GFKS
perm A0E5J6.

Terms of Note:	
Issuer:	Depfa Bank plc
Issuer Credit rating:	Aa3/AA-
Type:	EMTN
Aggregate Principal Amount:	MXN 1.250 Billion (6th tap of original MXN 850 million)
Trade Date:	19 September 2005
Settlement Date:	28 September 2005
Maturity:	15 June 2015 (10 Years)
Issue Price:	38.1800000%
Reoffer Price:	43.2955397%
Net Proceeds:	38.2364018% (clean price of 37.13% + accrued interest of 1.1064018%)
Redemption Amount	100.00 % of the Aggregate Principal Amount
Coupon:	0.000% Annual 30/360 Following Unadjusted
Accretion Schedule:	Please see the attached excel sheet.
Dealer:	Morgan Stanley & Co. International Limited
Interest Date Count Fraction:	30/360

Morgan Stanley

Business Days:	Target, Mexico
Listing:	Dublin
Denominations:	MXN 1,000,000
Determination Agent:	The Issuer
Sole Books:	Morgan Stanley & Co International Limited
Expenses:	All costs and expenses will be paid by Morgan Stanley
Clearing:	Clearstream, Euroclear
Form of Notes:	Bearer. The Bond will initially be represented by a Temporary Global Bond, which will be exchangeable in accordance with its terms for a Permanent Global Bond
Governing law:	English law

Terms of Associated Swap:

Initial Notional Amount	MXN 464,125,000/ EUR 35,187,642 (EUR/MXN FX rate set at 13.19)
Counterparty 1:	Depfa Bank Plc
Counterparty 2:	Morgan Stanley Capital Services Inc.
Trade Date:	19 September 2005
Effective Date:	28th September 2005
Maturity Date:	15 June 2015
Accretion Schedule:	Annually at 10.4148546% on 30/360 basis
Floating Rate Option:	3 Month EURIBOR
Floating Rate Spread;	3 Month EURIBOR - 0.01% (pays quarterly, short first coupon to 15 December 2005)
Initial Exchange:	Counterparty 1 pays MXN 477,955,023 (clean price plus accrued interest) and receives EUR 35,187,642 on the Effective Date
Final Exchange:	Counterparty 2 pays MXN 1,250,000,000 and receives EUR 94,768,764 on the Maturity Date

<u>Business Days</u>

Fixed payments:	Target, Mexico
Floating payments:	Target
Calculation Agent:	Morgan Stanley Capital Services Inc.

Final Terms dated 9 September 2005

DEPFA BANK plc
DEPFA ACS BANK

Issue of DKK 1,250,000,000 2.00 per cent. Instruments due 1 January 2009
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	887
	(ii)	Tranche	1
3.		Specified Currency or Currencies:	Danish Kroner ("DKK")
4.		Aggregate Nominal Amount:	DKK 1,250,000,000
	(i)	Series:	DKK 1,250,000,000
	(ii)	Tranche:	DKK 1,250,000,000
5.		Issue Price:	97.733 per cent of the Aggregate Nominal Amount
6.		Specified Denominations:	DKK 10,000
7.	(i)	Issue Date:	9 September 2005
	(ii)	Interest Commencement Date	9 September 2005
8.		Maturity Date:	1 January 2009
9.		Interest Basis:	2.00 % Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par Repayment will be effected by the Paying Agent via Værdipapircentralen A/S (VP Securities Services - the Danish clearing system) ("VP")
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	2.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	1 January (not adjusted) in each year commencing on 1 January 2006 up to and including the Maturity Date (thus there is a short first Coupon) Payment of interest will be effected by the Paying Agent via VP Applicable Business Centres: Copenhagen and TARGET
	(iii) Fixed Coupon Amount(s):	DKK 200 per DKK 10,000 in Nominal Amount
	(iv) Broken Amount(s):	Short first Coupon amount being DKK 62.47
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Determination Dates:	1 January in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable

17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**		DKK 10,000 per Instrument of DKK 10,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		
	(i)	Index/Formula/variable:	Not Applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv)	Determination Date(s):	Not Applicable
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi)	Payment Date:	Not Applicable
	(vii)	Minimum Final Redemption Amount:	Not Applicable

(viii)	Maximum Final Redemption Amount:	Not Applicable

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Redemtion at Par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: The Instruments will be in the form of a VP Global Instrument The VP Global Instrument will not be exchangeable for Definitive Instruments
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Notwithstanding the provisions of Condition 2, "Payment Business Day" means (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and (B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in Copenhagen
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	The Instruments will be registered in and cleared through VP and all references in the Conditions to "Euroclear", "CBL" shall be read as references to VP The Governing Law and Jurisdiction shall be English in accordance with Condition 25 in respect of the Instruments and Danish with regard to the registration of the Instruments in VP Depositary: Danske Bank A/S ISIN code: DK0030009824 The VP Global Instrument is to be controlled by Danske Bank A/S as account holding institute for and on behalf of the Issuer in accordance with the provisions of the Danish Government Regulation No. 1168 of 1 December 2004 on the registration of funds. assets in a securities centre. In compliance with Section 3 of the Government Regulation referred to herein, the VP Global Instrument can only be held in favour of Danske Bank A/S acting in its capacity as account holding institute on behalf of holders for the time being registered in the VP system.

Settlement of purchase and sale transactions takes place on a registration against payment basis three Copenhagen Business Days after the transaction date. Transfer of ownership to the Instruments will be made in accordance with the rules of VP. "Copenhagen Business Day" shall mean a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Copenhagen.

Please refer to Annex 1 to Final Terms for additional provisions in relation to Danish taxation.

32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark
34.		Total commission and concession:	None
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Copenhagen Stock Exchange.
(ii) Admission to trading:	Application has been made to list the Instruments on the Copenhagen Stock Exchange as of 9 September 2005.
(iii) Estimate of total expenses related to admission to trading	Not Applicable

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	DKK 1,221,662,500
(ii)	Estimate of total expenses related to the admission to trading:	Not Applicable

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	2.727%. Yield to Maturity: the percentage rate of return paid if the Instrument is held to its Maturity Date. The calculation is based on the coupon rate, length of time to Maturity, and market price. It assumes that coupon interest paid over the life of the Instrument is reinvested at the same rate.

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	DK0030009824
Common Code:	022908626
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	VP
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA ACS BANK and DEPFA BANK plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....

Duly authorised

ANNEX 1 DANISH TAXATION

Tax rules governing Danish investors	The rules below apply to Danish investors who are domiciled in Denmark for tax purposes.
Definition of the Instruments for tax purposes	The Instruments are denominated in Danish kroner and comply with the minimum coupon rate rule. The Instruments are thus said to be "blue-stamped". Interest is taxable according to the general rules. Tax is not deducted from interest before disbursement, as interest is not subject to withholding tax in the Republic of Ireland. If the Irish tax authorities introduce coupon tax on interest, the Issuer will not compensate investors for the tax payable.
Private individuals	Normally, capital gains are not subject to tax, and losses are not deductible. Investors who are taxable according to the Business Taxation Scheme may invest business funds in the Instruments.
Pension funds	Investors liable to tax on pension returns, such as insurance companies or companies managing bank pension schemes, may invest in the Instruments. Investments in securities issued by DEPFA Bank Plc. by companies managing bank pension schemes may not exceed 20% of the value of the pension savings. However, investors may always buy instruments in an amount corresponding to the maximum annual capital contribution (DKr 41,000 in 2005). Pension returns are taxed at a rate of 15%. Interest, capital gains and capital losses are included in the basis for calculating tax on pension returns. The basis is calculated according to the mark-to-market principle. Accordingly, unrealised gains and losses must be included on an ongoing basis.
Information to be reported to the Danish tax authorities	Interest due, ownership, and redemption and transfer of instruments are reported to the Danish tax authorities in accordance with prevailing legislation.
Companies, foundations and other institutional investors	Capital gains are subject to tax, and losses are deductible.

Danske Bank

Debt Capital Markets Origination	# FULL & FINAL TERMS AND CONDITIONS
Per Hag Jensen +45 33 44 32 33 perje@danskebank.dk Jens Frederik Nielsen +45 33 44 32 70 jn@danskebank.dk Kamel Grossard-Amin +45 33 44 6807 kag@danskebank.dk	**3-YEAR 2% ISSUE IN DANISH KRONER.** **09 AUGUST 2005**

Note Issue

Issuer:	DePfa Bank plc
Status:	Direct, unconditional, unsecured and unsubordinated.
Rating:	Aa3 (Neg) by Moody's / AA- by Standard & Poor's. / AA- by Fitch
Form:	Bearer Notes will not be evidenced by any physical note or document of title other than statements made by the VP (Værdipapircentralen) or by an account holding institute (kontoførende institut) in accordance with the Danish Securities Trade Act. Ownership of the notes will be recorded and transfer effected only through the book entry system and register maintained by the VP in accordance with the rules and regulations of the VP.
Currency:	Danish Kroner ("DKK").
Nominal Amount:	DKK 1,250,000,000.
Net Purchase Price:	97.733%
Coupon:	2.00% p.a.
Trade Date:	09 August 2005.
Payment Date:	09 September 2005.
Maturity Date:	01 January 2009.
Interest Basis:	Interest will be calculated on the basis of Act/Act (ISMA), unadjusted.
Coupon Payment Dates:	Annually on 01 January commencing on 01 January 2006 (first short coupon payment) until the Maturity Date in accordance with the Following Business Day Convention.
Business Days:	Copenhagen and TARGET.
Redemption:	100.00% of the Nominal Amount.
Call Option:	None.
Clearing:	Værdipapircentralen (Danish Security Centre).
Principal Paying Agent:	Danske Bank A/S.

ISIN DK 0030009824
Common 003000982
Series
MTN 411

Danske Bank

Denominations:	DKK 10,000.
Listing:	The Issuer irrevocably undertakes to apply for listing of the issue at the Copenhagen Stock Exchange and in connection therewith undertakes to notify the competent authorities in Denmark by providing the necessary certificate in connection with passporting the EMTN programme into Denmark and providing a Danish translation of the Summary of the EMTN programme together with such other necessary information as shall be required to ensure a successful listing as soon as possible. Until the issue has been passported in Denmark the bonds will only be sold to investors in allotments equal to or in excess of DKK 500,000.
Documentation:	The Issuer's EMTN Programme.
Governing Law:	English Law. (Danish Law for VP Agreement).
Lead Manager and Underwriter:	Danske Bank A/S.
Total Fees:	None.
Expenses:	DKK 150,000. This lump sum covers all costs and expenses, being necessary for the establishment of the Issue in Denmark and imposed on the Issuer by the Lead Manager, such as expenses payable for Værdipapircentralen, Copenhagen Stock Exchange and the Principal Paying Agent, and including any Legal Opinion and Comfort Letter to be prepared pursuant to the Dealer Accession Letter. The Issuer will separately pay for its own professional expenses (i.e. auditors, lawyers etc.). Notwithstanding the aforesaid, the Issuer undertakes to pay all costs related to the passporting of the EMTN programme into Denmark, including but not limited to any amounts payable to any authorities and any costs associated with the translation of the Summary of the EMTN programme into Danish.
Net Proceeds (incl. Accrued Interest, if any and Expenses):	DKK 1,221,512,500.
Swap Transaction	The Issuer shall enter into an interest and currency swap, hedging the cashflow of the Note Issue (Net Proceeds, Coupons and Redemption) and resulting in a net Floating Rate EUR liability.
Swap Notional Amounts:	EUR 100,515,982.04 (Exchange Rate EUR/DKK 7.4615) DKK 500,000,000
All-in-cost to the Issuer:	**3-month Euribor plus 2 bps on the EUR Notional. 3-month Cibor minus 0,4 bps on the DKK Notional.**
Announcement:	**Danske Bank agrees to delay the deal announcement on any screens for a period of two to three weeks, until receiving explicit approval from the Issuer to do so, but no later than end of August.**

Final Terms dated 9 September 2005

DEPFA BANK plc
DEPFA ACS BANK

Issue of DKK 1,250,000,000 2.00 per cent. Instruments due 1 January 2011
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	886
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Danish Kroner ("DKK")
4.	Aggregate Nominal Amount:		DKK 1,250,000,000
	(i)	Series:	DKK 1,250,000,000
	(ii)	Tranche:	DKK 1,250,000,000
5.	Issue Price:		94.95 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		DKK 10,000
7.	(i)	Issue Date:	9 September 2005
	(ii)	Interest Commencement Date	9 September 2005
8.	Maturity Date:		1 January 2011
9.	Interest Basis:		2.00 % Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par Repayment will be effected by the Paying Agent via Værdipapircentralen A/S (VP Securities Services - the Danish clearing system) ("VP")
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13. (i)	Status of the Instruments:	Senior, unsecured, unsubordinated
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
(i)	Rate of Interest:	2.00 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	1 January (not adjusted) in each year commencing on 1 January 2006 up to and including the Maturity Date (thus there is a short first Coupon) Payment of interest will be effected by the Paying Agent via VP Applicable Business Centres: Copenhagen and TARGET
(iii)	Fixed Coupon Amount(s):	DKK 200 per DKK 10,000 in Nominal Amount
(iv)	Broken Amount(s):	Short first Coupon amount being DKK 62.47
(v)	Day Count Fraction:	Actual/Actual (ISMA)
(vi)	Determination Dates:	1 January in each year
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable

17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	DKK 10,000 per Instrument of DKK 10,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	

(i)	Index/Formula/variable:	Not Applicable
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(iv)	Determination Date(s):	Not Applicable
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
(vi)	Payment Date:	Not Applicable
(vii)	Minimum Final Redemption Amount:	Not Applicable

(viii)	Maximum Final Redemption Amount:	Not Applicable

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Redemption at Par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: The Instruments will be in the form of a VP Global Instrument The VP Global Instrument will not be exchangeable for Definitive Instruments
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Notwithstanding the provisions of Condition 2, "Payment Business Day" means (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and (B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in Copenhagen
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	The Instruments will be registered in and cleared through VP and all references in the Conditions to "Euroclear", "CBL" shall be read as references to VP The Governing Law and Jurisdiction shall be English in accordance with Condition 25 in respect of the Instruments and Danish with regard to the registration of the Instruments in VP Depositary: Danske Bank A/S ISIN code: DK0030009741 The VP Global Instrument is to be controlled by Danske Bank A/S as account holding institute for and on behalf of the Issuer in accordance with the provisions of the Danish Government Regulation No. 1168 of 1 December 2004 on the registration of funds assets in a securities centre. In compliance with Section 3 of the Government Regulation referred to herein, the VP Global Instrument can only be held in favour of Danske Bank A/S acting in its capacity as account holding institute on behalf of holders for the time being registered in the VP system.

			Settlement of purchase and sale transactions takes place on a registration against payment basis three Copenhagen Business Days after the transaction date. Transfer of ownership to the Instruments will be made in accordance with the rules of VP. "Copenhagen Business Day" shall mean a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Copenhagen. Please refer to Annex 1 to Final Terms for additional provisions in relation to Danish taxation.
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark
34.		Total commission and concession:	None
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Copenhagen Stock Exchange.
(ii) Admission to trading:	Application has been made to list the Instruments on the Copenhagen Stock Exchange as of 9 September 2005.
(iii) Estimate of total expenses related to admission to trading	Not Applicable

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	DKK 1,186,875,000
(ii)	Estimate of total expenses related to the admission to trading:	Not Applicable

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	3.046%. Yield to Maturity: the percentage rate of return paid if the Instrument is held to its Maturity Date. The calculation is based on the coupon rate, length of time to Maturity, and market price. It assumes that coupon interest paid over the life of the Instrument is reinvested at the same rate.

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	DK0030009741
Common Code:	022908596
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	VP
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA ACS BANK and DEPFA BANK plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ....

Duly authorised

ANNEX 1 DANISH TAXATION

Tax rules governing Danish investors	The rules below apply to Danish investors who are domiciled in Denmark for tax purposes.
Definition of the Instruments for tax purposes	The Instruments are denominated in Danish kroner and comply with the minimum coupon rate rule. The Instruments are thus said to be "blue-stamped". Interest is taxable according to the general rules. Tax is not deducted from interest before disbursement, as interest is not subject to withholding tax in the Republic of Ireland. If the Irish tax authorities introduce coupon tax on interest, the Issuer will not compensate investors for the tax payable.
Private individuals	Normally, capital gains are not subject to tax, and losses are not deductible. Investors who are taxable according to the Business Taxation Scheme may invest business funds in the Instruments.
Pension funds	Investors liable to tax on pension returns, such as insurance companies or companies managing bank pension schemes, may invest in the Instruments. Investments in securities issued by DEPFA Bank Plc. by companies managing bank pension schemes may not exceed 20% of the value of the pension savings. However, investors may always buy instruments in an amount corresponding to the maximum annual capital contribution (DKr 41,000 in 2005). Pension returns are taxed at a rate of 15%. Interest, capital gains and capital losses are included in the basis for calculating tax on pension returns. The basis is calculated according to the mark-to-market principle. Accordingly, unrealised gains and losses must be included on an ongoing basis.
Information to be reported to the Danish tax authorities	Interest due, ownership, and redemption and transfer of instruments are reported to the Danish tax authorities in accordance with prevailing legislation.
Companies, foundations and other institutional investors	Capital gains are subject to tax, and losses are deductible.

Danske Bank

Debt Capital Markets Origination

Per Høg Jensen
+45 33 44 32 33
perle@danskebank.dk

Jens Frederik Nielsen
+45 33 44 32 70
jn@danskebank.dk

Kamal Grossard-Amin
+45 33 44 6807
kag@danskebank.dk

FULL & FINAL TERMS AND CONDITIONS

5-YEAR 2% ISSUE IN DANISH KRONER.

09 AUGUST 2005

Note Issue

Issuer:	DePfa Bank plc
Status:	Direct, unconditional, unsecured and unsubordinated.
Rating:	Aa3 (Neg) by Moody's / AA- by Standard & Poor's. / AA- by Fitch
Form:	Bearer Notes will not be evidenced by any physical note or document of title other than statements made by the VP (Værdipapircentralen) or by an account holding institute (kontoførende institut) in accordance with the Danish Securities Trade Act. Ownership of the notes will be recorded and transfer effected only through the book entry system and register maintained by the VP in accordance with the rules and regulations of the VP.
Currency:	Danish Kroner ("DKK").
Nominal Amount:	DKK 1,250,000,000.
Net Purchase Price:	94.950%
Coupon:	2.00% p.a.
Trade Date:	09 August 2005.
Payment Date:	09 September 2005.
Maturity Date:	01 January 2011.
Interest Basis:	Interest will be calculated on the basis of Act/Act (ISMA), unadjusted.
Coupon Payment Dates:	Annually on 01 January commencing on 01 January 2006 (first short coupon payment) until the Maturity Date in accordance with the Following Business Day Convention.
Business Days:	Copenhagen and TARGET.
Redemption:	100.00% of the Nominal Amount.
Call Option:	None.
Clearing:	Værdipapircentralen (Danish Security Centre).
Principal Paying Agent:	Danske Bank A/S.

ISIN DK0030009741
common 003000974
series
MTN 72

Denominations:	DKK 10,000.
Listing:	The Issuer irrevocably undertakes to apply for listing of the issue at the Copenhagen Stock Exchange and in connection therewith undertakes to notify the competent authorities in Denmark by providing the necessary certificate in connection with passporting the EMTN programme into Denmark and providing a Danish translation of the Summary of the EMTN programme together with such other necessary information as shall be required to ensure a successful listing as soon as possible. Until the issue has been passported in Denmark the bonds will only be sold to investors in allotments equal to or in excess of DKK 500,000.
Documentation:	The Issuer's EMTN Programme.
Governing Law:	English Law. (Danish Law for VP Agreement).
Lead Manager and Underwriter:	Danske Bank A/S.
Total Fees:	None.
Expenses:	DKK 225,000. This lump sum covers all costs and expenses, being necessary for the establishment of the Issue in Denmark and imposed on the Issuer by the Lead Manager, such as expenses payable for Værdipapircentralen, Copenhagen Stock Exchange and the Principal Paying Agent, and including any Legal Opinion and Comfort Letter to be prepared pursuant to the Dealer Accession Letter. The Issuer will separately pay for its own professional expenses (i.e. auditors, lawyers etc.). Notwithstanding the aforesaid, the Issuer undertakes to pay all costs related to the passporting of the EMTN programme into Denmark, including but not limited to any amounts payable to any authorities and any costs associated with the translation of the Summary of the EMTN programme into Danish.
Net Proceeds (incl. Accrued Interest, if any and Expenses):	DKK 1,186,650,000.
Swap Transaction	The Issuer shall enter into an interest and currency swap, hedging the cashflow of the Note Issue (Net Proceeds, Coupons and Redemption) and resulting in a net Floating Rate EUR liability.
Swap Notional Amount:	EUR 167,526,636.74 (Exchange Rate EUR/DKK 7.4615)
All-in-cost to the Issuer:	**3-month Euribor plus 4 bps on the EUR Notional.**
Announcement:	**Danske Bank agrees to delay the deal announcement on any screens for a period of two to three weeks, until receiving explicit approval from the Issuer to do so, but no later than end of August.**

Final Terms dated 20 September 2005

DEPFA BANK plc

Issue of EUR 30,000,000 Callable Index-linked Instruments due 22 September 2011
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus and the supplemental Prospectus are available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	899
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 30,000,000
	(ii)	Tranche:	EUR 30,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 10,000
7.	(i)	Issue Date:	22 September 2005
	(ii)	Interest Commencement Date	22 September 2005
8.	Maturity Date:		22 September 2011
9.	Interest Basis:		Index-linked (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or		

.	Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Applicable
	(i) Index/Formula/other variable:	The Rate of Interest per Specified Denomination for each Interest Period shall be determined by the Calculation Agent on the Interest Determination Date in accordance with the following formula: $4.34 * n_{in}/N$ where "$\mathbf{n_{in}}$" means the number of calendar days in the respective Interest Period where the Reference Rate is higher than 2.65 per cent. and lower than the Upper Barrier. The period after the Rate Cut Off Date to the end of the relevant Interest Period will be based on the Reference Rate observed for the earliest previous TARGET Business Day "N" means the actual number of calendar days in the respective Interest Period.

"**Reference Rate**" means the 10-year EUR Swap Rate vs 6-month EURIBOR

"**EUR Swap Rate**" means that the rate for the purposes of determining the applicable Rate of Interest will be the rate for Euro Swaps with a maturity of ten years, expressed as a percentage, which appears on the Relevant Screen Page as of 11.00 a.m. Frankfurt ime on the relevant Interest Determination Date.

"**Upper Barrier**" means

for the Interest Payment Date 22 September 2006: 3.65 per cent.

for the Interest Payment Date 22 September 2007: 4.05 per cent.

for the Interest Payment Date 22 September 2008: 4.40 per cent.

for the Interest Payment Date 22 September 2009: 4.75 per cent.

for the Interest Payment Date 22 September 2010: 5.10 per cent.

for the Interest Payment Date 22 September 2011: 5.45 per cent.

"**Relevant Screen Page**" means the Reuters page ISDAFIX2.

"**Rate Cut Off Date**" means five (5) TARGET Business Days prior to the end of each relevant Interest Period.

"**Interest Determination Date**" shall be daily

(ii) Calculation Agent responsible for calculating the interest due:(iii) Provisions for determining Coupon where

calculated by reference to Index and/or Formula and/or other variable:(iv) Determination Date(s): Dresdner Bank Aktiengesellschaft

(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: If the **EUR Swap Rate** does not appear on the Relevant Screen Page, the rate will be determined as if **"EUR-CMS-Reference Banks"** was specified as the applicable manner of determination.

- "**EUR-CMS-Reference Banks**" means that the rate for the purposes of determining the applicable Rate of Interest will be a percentage determined on the basis of the mid-market annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m. Frankfurt time, on the relevant Interest Determination Date, and, for this purpose, the annual swap rate means the mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating Euro interest rate swap transaction with a term equal to a maturity of ten years and/or two years commencing on that Interest Determination Date and in an amount equal to the Aggregate Nominal Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to EURIBOR with a designated maturity of six months. The Calculation Agent will request the principal Frankfurt office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation

			(or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, on of the lowest).
			"**Reference Banks**" means five leading swap dealers in the interbank market.
	(vi)	Interest or calculation period(s):	Two TARGET Business Days prior to the start of the relevant Interest Period up to and including the Rate Cut-Off Date
	(vii)	Specified Interest Payment Dates:	Annually on 22 September in each year, commencing on 22 Spetember 2006
	(viii)	Business Day Convention:	Following Business Day
	(ix)	Additional Business Centre(s):	TARGET
	(x)	Minimum Rate/Amount of Interest:	Not Applicable
	(xi)	Maximum Rate/Amount of Interest:	Not Applicable
	(xii)	Day Count Fraction:	30E/360 – unadjusted
19.	**Dual Currency Instrument Provisions**		Not Applicable

<u>**PROVISIONS RELATING TO REDEMPTION**</u>

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	On each Interest Payment Date, commencing on 22 September 2006 by giving prior written notice to the German Fiscal Agent
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 10,000 per Instrument of EUR 10,000 specified denomination
	(iii)	If redeemable in part: (a) Minimum Redemption Amount:	Not Applicable

	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	5 TARGET Business Days prior notice

21. **Put Option** — Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 10,000 per Instrument of EUR 10,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable

28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:		Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Dresdner Bank AG London Branch Riverbank House 2 Swan Lane London EC4R 3UX United Kingdom
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Dresdner Bank hereby confirms, agrees and represents to DEPFA BANK plc that as further described in the Selling Restrictions of the Issuers EMTN Programme of 1 July 2005 for the issue of Instruments and/or ACS Instruments, offering of these Instruments is exempt from the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (the Prospectus Directive) due to one or more of the following exemptions: In accordance with Article 3.2. (a)/ any and all offerings of the Instruments have been and will be address, directly or indirectly, solely to Qualified

Investors (as defined in the Prospectus Directive).;

In accordance with Article 3.2. (b)/ any and all offerings of the Instruments have been and will be address to fewer than 100 natural or legal persons per member State, other than Qualified Investors (as defined in the Prospectus Directive).;

In accordance with Article 3.2. (c)/ any and all offerings of the Instruments have been and will be made for a total consideration of at least EUR 50,000 (or equivalent) per investor, for each separate offer;

In accordance with Article 3.2 (d)/ the denominations of the Instruments are greater or equal to EUR 50,000 (or equivalent)

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Frankfurt am Main
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Frankfurt Stock Exchange with effect from 22 September 2005.
(iii) Estimate of total expenses related to admission to trading	€1,250

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM

(Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 30,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€1,250

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicble

7. ***Index-Linked or other variable-linked Instruments only*** **– PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

*Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]**]

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	DE 000 A0G FVY 0
Common Code:	023 050 927
German Securities Code (WKN):	A0G FVY
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, sociétéé anonyme and the relevant identification number(s):	Clearstream Banking AG, Franfkurt am Main
Delivery:	Delivery against payment
German Fiscal Agent:	Deutsche Bank Aktiengesellschaft
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms and Conditions

Depfa Bank plc

6 years Callable CMS Range Accrual

Dresdner Kleinwort Wasserstein

ISIN: DE000A0GFVY0
Common 023050927
Series 899
MTN 727
WKN A0GFVY

Issuer	**Depfa Bank plc**
Rating	Aa3 negative (Moody's) / AA- stable (S&P) / AA- stable (Fitch)
Status of the Notes	Senior, unsecured
Dealer	Dresdner Bank AG London Branch
Trade Date	15 September 2005
Value Date	22 September 2005
Maturity Date	22 September 2011 (6 years)
Notional Amount	EUR 30,000,000
Issue Price	100.00%
Dealer Purchase Price	**100.00%**
Net Proceeds	**EUR 30,000,000**
Coupon	**4.34% * n_{in}/N** (p.a., e30/360 unadjusted following)
n_{in}	**Number of calendar days the Reference Rate fixes above 2.65% and below the relevant Upper Barrier.** The reference rate is last fixed 5 business days before the end of each coupon period. This last fixing is then valid for 5 days until the end of the relevant period.
N	Total number of calendar days in the relevant coupon period
Upper Barrier	Year 1 **3.65%** Year 2 **4.05%** Year 3 **4.40%** Year 4 **4.75%** Year 5 **5.10%** Year 6 **5.45%**
Fixing	Daily (same day)
Reference Rate	10y-EUR CMS (E30/360, ann.)
Reference Page	REUTERS: ISDAFIX2
Coupon Payment Dates	Annually on 22 September each year
Call rights	**The issuer has the right to call the note after one year and annually thereafter on every coupon payment date at par, with 5 business days prior notice.**
Business days	Target
Documentation	EMTN Programme
Listing	Frankfurt
Denomination	EUR 10,000

Dresdner Kleinwort Wasserstein

Dresdner Bank hereby confirms, agrees and represents to DEPFA BANK plc that, as further described in the Selling Restrictions of the Issuers EMTN Programme of 1st July 2005 for the issue of Instruments and/or ACS Instruments, offering of these Instruments is exempt from the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of November 4th 2003 (the Prospectus Directive) due to one or more of the following exemptions:

In accordance with Article 3.2. (a) / any and all offerings of the Instruments have been and will be address, directly or indirectly, solely to Qualified Investors (as defined in the Prospectus Directive);

In accordance with Article 3.2. (b) / any and all offerings of the Instruments have been and will be address to fewer than 100 natural or legal persons per member State, other than Qualified Investors (as defined in the Prospectus Directive);

X In accordance with Article 3.2. (c) / any and all offerings of the Instruments have been and will be made for a total consideration of at lease EURO 50,000 (or equivalent) per investor, for each separate offer.

In accordance with Article 3.2. (d) / the denominations of the Instruments are greater or equal to EURO 50,000 (or equivalent)

Dresdner Kleinwort Wasserstein

Final Terms of the Swap

Party A	**Depfa Bank plc**
Party B	Dresdner Bank AG Frankfurt
Notional amount	EUR 30,000,000
Up-front payment	B pays A EUR 2,500 listing fees
A pays B	For the first 12 months: 3 months EURIBOR - 0.10% Thereafter: 3 months EURIBOR - 0.08% (Act/360, modified following, adjusted)
Payment Dates	Quarterly on every 22 March, June, September and December of each year
Business Dates	To Match Notes
B pays A	Coupon to Match Notes
Payment Dates	To Match Notes
Business Dates	To Match Notes
Final Exchange	None
Call Right	Party B has the right to call the swap for early redemption on 22 September 2006 and thereafter annually by giving at least 12 business days prior notice to Party A


DEPFA Aktie
Euro Stoxx

DEPFA BANK plc
2nd Quarter 2005 Results

DEPFA BANK

DEPFA BANK: Dublin I Chicago I Copenhagen I Frankfurt I Hong Kong I London I Madrid I New York I Nicosia I Paris I Rome I San Francisco I Tokyo I Warsaw

Financials

Q2 2005 results

	Q2 2005	Q2 2004	Abs. Change	Change
	€ m	€ m	€ m	%
Net interest income incl. interest in trading result	106	104	2	1.9%
Net commission income	12	20	-8	-40.0%
Income from sale of assets	292	8	284	
Trading result	-196	57	-253	
Securities & derivatives trading	*-177*	*66*	-243	
FAS 133 valuation effect	*-19*	*-9*	-10	
Total revenues	**214**	**189**	**25**	**13.2%**
Personnel expenditure	-31	-24	-7	29.2%
Other administrative expenditure	-17	-15	-2	13.3%
Depreciation	-3	-2	-1	50.0%
Administrative expenditure	**-51**	**-41**	**-10**	**24.4%**
Other income and expenditure	1	-3	4	
Income before taxes	**164**	**145**	**19**	13.1%
Income & Deferred Tax	-38	-16	-22	137.5%
Income after income taxes	**126**	**129**	**-3**	-2.3%
Profit attributable to minority interests	-	-1	1	
Group net income	**126**	**128**	**-2**	**-1.6%**
Key ratios				
Cost/income ratio	23.8%	21.7%		
Earnings per share (based on number of shares issued, €)	0.36	0.36	-	
RoE after tax	25.2%	32.8%		
Key balance sheet items	**30.06.2005**	**31.12.2004**		
Public Sector Finance	164,964	152,802	12,162	8.0%
Equity	2,017	1,903	114	6.0%
Total assets	221,313	190,418	30,895	16.2%

Breakdown of trading and portfolio activities in Q2

1) P & L impact

€ m

Trading Result	Income from Sale of Assets	Net P & L
Options - 125 FAS 133 - 19	Mark-to-Market gains in asset portfolio + 196	+ 52
Real Trading - 52	Portfolio Management + 96	+ 44
		+ 96

2) Risk Parameter

Group VaR in Q2 between €30m and €60m
(10 days holding period, 99% probability)

Note: The fair value of the bank has not gone down as a result of selling options and realising corresponding gains.

Financials

Long term net profit growth

Compound Annual
Growth Rate:
26.3% p.a.(forecast)


€ m
700
600
500
400
300
200
100
0
236
370
490
500
600
2002
2003
2004
2005e
2006e

Quarterly performance of DEPFA BANK

	2005 € m		2004 € m				Change Q2 2005 to Q2 2004	
	Q2	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income incl. interest from trading derivatives	106	112	106	110	104	107	2	1.9%
Net commission income	12	10	11	14	20	21	-8	-40.0%
Income from sale of assets	292	35	179	73	8	97	284	
Trading result	-196	36	-37	3	57	-32	-253	
of which from securities and derivatives	*-177*	*32*	*-11*	*-1*	*66*	*-42*		
of which derivatives valuation	*-19*	*4*	*-26*	*4*	*-9*	*10*		
Total revenues	**214**	**193**	**259**	**200**	**189**	**193**	**25**	**13.2%**
Personnel expenditure	-31	-36	-28	-26	-24	-22	-7	29.2%
Other administrative expenditure	-17	-15	-17	-12	-15	-11	-2	13.3%
Depreciation on fixed assets	-3	-2	-1	-3	-2	-1	-1	50.0%
Administrative expenditure	**-51**	**-53**	**-46**	**-41**	**-41**	**-34**	**-10**	**24.4%**
Other income and expenditure	1	5	-10	-5	-3	-	4	
Provision for loan losses	-	-	-	-		-		
Income before taxes	**164**	**145**	**203**	**154**	**145**	**159**	**19**	**13.1%**
Income and deferred tax	-38	-25	-45	-24	-16	-34	-22	137.5%
Income after income taxes	**126**	**120**	**158**	**130**	**129**	**125**	-3	-2.3%
Profit attributable to minority interests	-	-	-	-1	-1	-	1	
Group net income	**126**	**120**	**158**	**129**	**128**	**125**	**-2**	**-1.6%**

Financials

Total net interest income



€ m
80
95
93
102
107
104
110
106
112
106
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005

Financials

Development in equity – Balance at 30 June

€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash-flow hedges	Additional Pension Obligation	Total 2005
Balance at 31 December 2004	**104**	**369**	**1,337**	**96**	**3**	**-6**	**1,903**
Group net income			246				246
Other comprehensive income				-45	-1	-	-46
Comprehensive Income	-	-	**246**	**-45**	**-1**	**-**	**200**
Dividends			-58				-58
Purchase of shares for compensation scheme		-45					-45
Share compensation cost		17					17
Balance at 30 June 2005	**104**	**341**	**1,525**	**51**	**2**	**-6**	**2,017**

Financials

Development of Public Finance Volume

YTD Summary	Drawn €m	Undrawn €m	Total €m	
Volume 31/03/2005	**159,471**	**13,067**	**172,538**	
New Commitments (drawn & undrawn)	23,752	2,544	**26,296**	
Sales	-10,819	-	**-10,819**	
Maturities and other	-7,441	-516	**-7,957**	
Volume 30/06/2005	**164,963**	**15,095**	**180,058**	**+4.4%**

Financials

New public finance commitments (excl. Infrastructure financing)



€ bn
2003
Q1
Q2
Q3
Q4
11.9
15.2
23.4
16.7
67.2
2004
Q1
Q2
Q3
Q4
11.8
20.8
17.1
20.1
70.4
2005
Q1
Q2
23.4
26.3
49.7

Financials

New business by country Q1 and Q2 2005


€ bn
Top ten countries
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.6
0.5
4.5
5.2
3.6
3.0
2.5
1.1
1.9
0.5
1.3
0.0
1.3
1.5
1.2
0.8
1.2
3.9
0.8
0.1
Italy
Germany
USA
Greece
Poland
Portugal
France
Supra
Japan
Hungary
Q2 2005
Q1 2005

DEPFA BANK


DEPFA Aktie
Euro Stoxx

Budget Financing

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

Budget Financing

Summary

- Margins for new business continue to be stable in 2005 at the 20-25 bp level which includes continued contribution from sub EURIBOR funding
- Strong relationships with ca. 450 sovereign and sub sovereign clients in Europe have ensured repeat business in plain vanilla financing and increasingly created opportunities in advisory areas, derivatives business and infrastructure financing
- Origination of new business in new developed markets such as Ireland, Canada and the US
- DEPFA has not gone down the credit curve in new business acquisitions: portfolio is AAA rated on a corporate scale using default probability data of the rating agencies

Budget Financing

Development of government financial balances

(Index based 2000 = 100)



160
150
140
130
120
110
100
2000
2001
2002
2003
2004
2005 F
2006 F
EU-25
United States
Japan

Source: European Commission

Strategy

Client / product matrix

- Diversification of public sector portfolio
- Steady success with new products developed in response to specific client needs and market trends
- Increasing opportunities to provide financing to offshoots of the state (transport companies, electricity and gas utilities) on a direct basis under the state guarantee
- Emphasize direct primary business vs. secondary
- Extend product range/improve product delivery
- Cross-selling between traditional and innovative products

Increasing value of client franchise

Budget Financing

Public Finance Portfolio

As per 31 March 2005



Sweden 1%
Portugal 1%
Other 5%
Supranational 2%
Belgium 2%
Canada 2%
Japan 2%
Greece 4%
Germany 36%
UK 4%
USA 5%
Austria 6%
Spain 9%
France 9%
Italy 12%

Total financing volume € 159.5 bn

As per 30 June 2005



Sweden 1%
Belgium 2%
The Netherlands 1%
Other 3%
Switzerland 1%
Poland 1%
Portugal 2%
Canada 2%
Japan 3%
Germany 30%
Supranational 3%
Great Britain 3%
Greece 5%
USA 6%
Austria 6%
Italy 15%
Spain 8%
France 9%

Total financing volume € 165 bn

DEPFA BANK



DEPFA Aktie
Euro Stoxx

Infrastructure Financing

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

Infrastructure Financing

Country Breakdown / Sector Breakdown

As per 30 June 2005



Bulgaria, 0.2%
Poland, 0.5%
Sweden, 1.1%
Korea, 2.1%
Iceland, 0.6%
Hungary, 1.4%
Ireland, 2.6%
Croatia, 1.5%
Germany, 3.0%
France, 4.6%
Australia, 1.1%
Spain, 4.5%
Japan, 7.1%
UK, 48.3%
Portugal, 7.1%
Italy, 8.4%
USA, 6.0%



Water, 2.5%
Bridges/Tunnels, 2.0%
Waste Mgmt., 1.9%
Hospital, 16.8%
Toll Roads, 15.9%
Schools, 15.4%
Other Roads, 20.9%
Prisons, 1.3%
Rail/Metro, 13.8%
Public Buildings, 9.4%

Total Commitments: € 2.4 bn

DEPFA BANK

Infrastructure Finance

Product chain



Bond Wrap
Swaps / Derivatives
Advisory Services
Senior Debt
Mezzanine Debt
Equity Participation
Securitisation
Syndication
Fund Business


DEPFA Aktie
Euro Stoxx

DEPFA's U.S. activities

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

US Activities

Development of volumes (on and off balance sheet)



€ bn
20
18
16
14
12
10
8
6
4
2
0
11.0
5.4
5.6
14.3
7.0
7.3
18.2
8.8
9.4
2004
Q1 2005
Q2 2005
excluding maturities/asset sales
Off-balance sheet (liquidity/ credit support)
On-balance sheet (Munibond financing)

New advisory/financing opportunities in the US

Chicago Skyway

- DEPFA was appointed as Lead Arranger in the Chicago Skyway transaction which is the first privatisation of an existing toll bridge in the US
- DEPFA underwrote US$ 300 m (out of total debt of US$ 1.2 bn) which was reduced to US$ 95 m after syndication

Further Opportunities:

- Advisory on monetisation of revenue generating assets
- Advisory on debt restructuring (pre-post transaction)
- Underwriting and/or bondholder role
- Financial Guaranty


DEPFA Aktie
Euro Stoxx

Financial Engineering

DEPFA BANK

DEPFA BANK: Dublin I Chicago I Copenhagen I Frankfurt I Hong Kong I London I Madrid I New York I Nicosia I Paris I Rome I San Francisco I Tokyo I Warsaw

DEPFA's Approach to Financial Engineering

The Opportunity

European Derivatives

- Capture more client side activity for financing arranged by DEPFA
- Help create structured / more attractive spreads on assets for clients looking to issue structured products
- Manage client flow through minimal VaR

Securitization

- Combine credit with structural appetite to source attractive assets

US

- Build first class derivative / reinvestment business via clients, financial advisors, brokers and regional firms

DEPFA's Approach to Financial Engineering

2005 Objective:

- Solutions Group will be built in first half of 2005
- Team to contribute €20-30mln in revenue in FY 2005
- Manage client front through minimal VaR

Europe

- Triple 2004 performance in Derivatives
- Execute 75/100 transactions through CRM
- Innovate structuring that appeals to the Public Sector
- Increase investment in securitised product

US

- Begin executing swaps on behalf of Public Sector clients
- Open GIC book

DEPFA's Approach to Financial Engineering

How Financial Engineering fits with DEPFA


• Balance Sheet Optimisation
• Hybrid Capital
•Capital Relief
• Hedging Liability
• Reinvestment Contract
• Public Sector Securitization
TREASURY
CRM
Financial Engineering
MARKET
• CDO
• Structured Investments
•Rates Trading

DEPFA‘S Approach to Financial Engineering

Derivatives

Europe

- Increased client activtiy
- Broadend product capabilties
- Enhanced / focused dialogue with Derivative Counterparts

USA

- Establishment of BMA swap book
- Hiring of NY based marketing and trading team
- Establishment of reinvestment business

Securitization

Client

- Public sector activity

Balance Sheet

- CDO – Establish DEPFA as an asset manager
- Structured investments
- Can DEPFA achieve outsize returns?
- CLO (EPIC II)

DEPFA's Approach to Financial Engineering

The Opportunity

European Derivatives

- Captivate client side activity we have historically not been able to capture on financing arranged by DEPFA
- Help create structured / more attractive spreads on assets for clients looking to issue structured products
- Manage client flow through minimal VaR

Securitization

- Combine credit with structural appetite to source attractive assets

US

- Build first class derivative / reinvestment business via clients, financial advisors, brokers and regional firms

DEPFA's Approach to Financial Engineering

Financial Performance

2005 Objective:

- Solutions Group will be built in first half of 2005
- Team to contribute €20-30m in revenue in FY 2005
- Manage client front through minimal VaR

Europe

- Triple 2004 performance in derivatives
- Execute 75/100 transactions through CRM
- Innovate structuring that appeals to the public sector
- Increase investment in securitised product

US

- Begin executing swaps on behalf of public sector clients
- Open GIC book


Share Price Development June 2002 – April 2005
DEPFA Aktie
Euro Stoxx

Privatisation Advisory and Rating Advisory

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

Privatisation Advisory

Various Instruments are available for the monetisation of public sector assets



Long-term
Short-term
LOW
Control
HIGH
-Public
responsibility-
PFI / PPP
-Private
responsibility-
HIGH
Cash generation
LOW
Outright privatisation or sale
Concession
Leasing
Securitisation
Hire-purchase
Operating or management Contract
Public authority or state loan
Contracting-out / Outsourcing
Factoring

Privatisation Advisory

Mandates to Date

- **Government of Portugal, RAVE,**
  High Speed Train Network, Lisbon-Oporto, Lisbon-Madrid

- **City of Almaty, Kazakhstan,**
  - Development of Mass Rapid Transport System
  - Development of Hydroelectric Power Capacity

- **Municipal Bank, Bulgaria**

- **Ministry of Environment, Government of Latvia,**
  Privatisation of waste collection, sorting and disposal

- **City of Chang Chun, China,**
  Advice on expansion of Mass Rapid Transit Project

Rating Advisory Services

DEPFA'S Credit Rating Experience

- Over 98 sovereign and 540 sovereign-related ratings
- Over 2,900 ratings on sub-sovereign entities in 31countries
- Over 2,100 ratings on European sub-sovereign entities today (versus 123 in 2000)

Rating Advisory Services

Importance of a Managed Process

- From DEPFA's experience, "education" of the Issuer is a key component of the rating process

- DEPFA's Rating Advisory involves both strategic advisory tasks and project management to simplify a complex and time-consuming process

- In doing so, DEPFA smoothes the process, helps to establish a good working relationship with the agencies and ultimately helps to achieve the highest sustainable rating

Rating Advisory Services

Externally DEPFA has acted as Rating Advisory for

SPAIN
City of Madrid



September 2001
AA+
Standard & Poors

POLAND
City of Czestochowa



October 2004
BBB-
Fitch

KAZAKHSTAN
City of Almaty



January 2005
BB+
Moody's

ITALY
City of Rimini



March 1999
AA
FITCH

ITALY
Province of Udine



January 2004
AA-
FITCH

ITALY
Region of Umbria



March 2000
Aa3
Moody's

ITALY
Region of Veneto



February 2000
Aa2
Moody's


DEPFA Aktie
Euro Stoxx

Financial Guaranty

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

Rationale for DEPFA's Entry into the Financial Guaranty Insurance Business

- Contribute to and benefit from bundling and cross-selling
- Broaden product range; strengthen brand
- Support U.S. expansion
- Foster portfolio diversification
- Produce long-term, low-volatility, annuity-like earnings stream

Status Update

- Executed contract for fully licensed US Financial Guaranty Co.
- Seasoned professional staff in Europe and US
- Awaiting Final Regulatory Approvals in Ireland and US
- Standard & Poor's and Moody's are engaged in an active rating dialogue
- Building/modifying system and procedures to report and control Financial Guaranty Business
- Pre-approving credits to jump start business when licence and ratings received

Entry into Financial Guaranty Insurance

New municipal bond insurance entity

- Creation of holding company
- ca. € 240 million of ringfenced equity initial paid in capital
- AAA rating requested
- Double digit ROE expected after 5 years

Example: 5% Share of US Market

Total par issuance	USD 350 billion
Insured penetration	x 50%
Total insured market	**$175 billion**
Total Premium	$1 - $1.5 billion per year
Company market share	**x 5%**
Company par insured	$8.75 billion
Company written premium	$50 – $75 million per year

In accordance with US-GAAP

interim group report as at 30 September 2005

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders


Market capitalisation: € 4.7 bn
Number of shares: 353,019,720
100% free float
Germany 20%
Other Europe 23%
Employees 6%
Rest of World 1%
UK 30%
US/Canada 20%
© DEPFA BANK

Net income and RoE after tax


€m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
22.3
29.4
32.9
24.4
236
370
540
376
2002
2003
2004
09/2005
© DEPFA BANK

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B–	A-1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3, B–	A-1, A
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA–

Group figures according to US-GAAP

	Q3 2005	Q2 2005	Q1 2005	Q3 2004	Change Q3 05 vs Q3 04 € m	%
Earnings						
Net interest income	105	113	108	109	-4	-3.7
Net interest income incl. interest from trading derivatives	*97*	*106*	*112*	*110*	*-13*	*-11.8*
Net commission income	16	12	10	14	2	14.3
Income from sale of assets	93	292	35	73	20	27.4
Trading result	8	-203	40	4	4	
of which from securities and derivatives	16	-177	32	-1	17	
of which derivatives valuation	–	-19	4	4	-4	
of which interest	-8	-7	4	1	-9	
Total revenues	**222**	**214**	**193**	**200**	**22**	**11.0**
Personnel expenditure	-32	-31	-36	-26	-6	23.1
Other administrative expenditure	-20	-17	-15	-12	-8	66.7
Depreciation on fixed assets	-2	-3	-2	-3	1	-33.3
Administrative expenditure	**-54**	**-51**	**-53**	**-41**	**-13**	**31.7**
Other income and expenditure	–	1	5	-5	5	
Provision for loan losses	–	–	–	–	–	
Income before taxes	**168**	**164**	**145**	**154**	**14**	**9.1**
Income and deferred tax	-38	-38	-25	-24	-14	58.3
Income after income taxes	**130**	**126**	**120**	**130**	**–**	
Profit attributable to minority interests	–	–	–	-1	1	
Group net income	**130**	**126**	**120**	**129**	**1**	**0.8**
Key ratios	30.09.2005	30.06.2005	31.03.2005	30.09.2004		
Cost/income ratio	24.3%	23.8%	27.5%	20.5%		
Earnings per share according to US-GAAP (€)	0.38	0.37	0.35	0.38	–	–
Earnings per share (based on number of shares issued, in €)	0.37	0.36	0.34	0.37	–	–
Return on equity after tax	24.6%	25.2%	24.7%	30.9%		
Portfolio (€)	30.09.2005	30.06.2005	31.03.2005	31.12.2004	Change 30.9.2005 vs 31.12.2004	
Public sector finance	172,293	164,964	159,471	152,802	19,491	12.8
Outstanding securities including loans taken up	103,968	98,223	88,237	84,073	19,895	23.7
Equity	2,206	2,017	1,989	1,903	303	15.9
Total assets	221,942	221,299	201,791	190,418	31,524	16.6

Contents

Letter to Shareholders

Dear Shareholders,

With a net profit of € 130 m in the third quarter and € 376 m in the first nine months we are on course to achieve a total net profit above the € 500 m mark for fiscal year 2005. This is an encouraging development as 2005 can clearly be characterised as a year of investments. Over the last 12 months we have added ca. 25% of new employees to the workforce, many of whom are highly qualified product experts or business developers. These measures will make a significant contribution towards achieving the bank's profit target of € 600 m in 2006.

Expanding into additional product areas and other regions is essential in achieving our long term objective to be the leading institution in public finance worldwide. By the same token we are not neglecting ongoing performance and we are continuing to pay attention to key financial ratios in order to support the organic growth of the group. Shareholders' equity grew to € 2.2 bn as at 30 September 2005, equivalent to a Tier 1 ratio of 12.5%. It is worth mentioning that we have more than doubled shareholders' equity over the last three years solely through retained earnings.

Total revenues in the third quarter of 2005 reached € 222 m, up 11% compared to third quarter 2004. Net interest income amounted to € 97 m, down € 13 m year-on-year. The reasons for this fall are threefold; firstly a significant amount of high margin assets were placed in the secondary markets and this led to a reduction of interest-bearing assets and a higher contribution to the income from sale of assets line of € 93 m (+27%). A second reason relates to developments in the yield curve: though income from carry positions play a minor role in the bank's revenue mix a flattening of the yield curve generated slightly less income in 2005 vs. 2004. Thirdly, the maturing of some higher margin assets also affected interest income. The underlying margins in core new business remained stable and we anticipate interest income to rise again.

Administrative expenditure increased by 32% year-on-year to € 54 m but was consistent with the scale of investments that the bank has deliberately undertaken this year. Two thirds of new hires this year are in front office positions and can be seen as additional profit generators for the years to come. The cost income ratio stands at 24.3%, well in line with the target range of mid-20s.

Income before taxes increased 9% to € 168 m and despite a much higher quarterly tax charge of € 38 m (+58%) the net profit was slightly above the comparable quarter of 2004.

New business volumes reached € 20 bn in the third quarter alone; the total public sector finance portfolio stood at € 172 bn at the end of September 2005.

DEPFA has been in active discussions with Moody's and S&P over the past 12 months in relation to our plans to enter the Financial Guaranty Business. Our goal to achieve triple A ratings for this business was based on the clear focus of DEPFA's business model, our triple A rated covered bond programs and the low risk profile of the bank overall. However, preliminary feedback received from the rating agencies indicates that adjustments to the business model will be required to achieve the desired rating. In light of this situation, we will put our plans for a Financial Guaranty business on hold for the time being.

DEPFA will continue to expand its US banking business that has grown very successfully over the past two years. Total business volumes now exceed US$ 26 bn, and revenues will make a contribution to the Group of US$ 50 m this year.

As part of DEPFA's development of budget financing in Eastern Europe we will be opening a new office in Warsaw at the end of November.

On 21 September we announced the appointment of Matthias Mosler to the Executive Committee of the Bank. Initially, Matthias Mosler will be responsible for infrastructure finance and advisory services. His appointment completes the Executive Committee of the bank.

Starting with the annual figures for fiscal year 2005 we will present our financial statements under IFRS. For further information please see page 19 in this Interim Report.

Gerhard Bruckermann

Thomas M. Kolbeck

Interim Report as at 30 September 2005
Group figures according to US-GAAP

Group balance sheet as at 30 September 2005 of DEPFA BANK plc

Assets (€ m)	30.09.2005	31.12.2004
Cash and balances with central banks	1,522	730
Loans and advances to banks	26,960	20,918
Loans and advances to customers	68,676	69,226
Debt securities and other fixed income securities	111,838	89,986
Equities and other non fixed income securities	129	86
Intangible assets	55	34
Property and equipment	24	25
Other assets	7,627	4,259
Accrued interest and prepaid expenses	5,111	5,154
Total assets	**221,942**	**190,418**

Shareholders' equity and liabilities (€ m)	30.09.2005	31.12.2004
Liabilities to banks	66,178	59,255
Liabilities to customers	7,489	5,941
Debt securities in issue	123,004	104,457
Other liabilities	15,996	11,820
Accrued interest and deferred income	4,916	5,179
Provisions	329	345
Hybrid capital	1,824	1,509
Minority interest	–	9
Total liabilities	**219,736**	**188,515**
Equity		
Subscribed capital	105	104
Capital reserve	347	369
Retained earnings	1,655	1,337
Other comprehensive income	99	93
Total equity	**2,206**	**1,903**
Total shareholders' equity and liabilities	**221,942**	**190,418**
Contingent liabilities and loan commitments		
Contingent liabilities on guarantees and indemnity agreements	29	32
Loan commitments	18,159	11,057

Group profit and loss account for the period 1 January to 30 September 2005 of DEPFA BANK plc

€m	30.09.2005	30.09.2004
Interest receivable and similar income from		
lending and money market business	2,651	2,515
fixed income securities	2,903	2,694
Interest payable and similar expenses	-5,228	-4,889
Net interest income	**326**	**320**
Commission income	50	65
Commission expenditure	-12	-10
Net commission income	**38**	**55**
Income from sale of assets	**420**	**178**
Trading result	**-155**	**29**
Operating income	**629**	**582**
General administrative expenses	-151	-110
Depreciation and amortisation of intangible assets and property and equipment	-7	-6
Other income and expenditure	6	-8
Operating results before provision for loan losses	**477**	**458**
Provision for loan losses	–	–
Income before taxes	**477**	**458**
Income and deferred taxes	-101	-74
Income after taxes	**376**	**384**
Minority interest	**–**	**-2**
Group net income	**376**	**382**
Weighted average number of ordinary shares	341,892,169	341,996,032
Total earnings per share (€)	**1.10**	**1.12**
Diluted earnings per share (€)	**1.10**	**1.12**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Total 2005	Total 2004
Balance at 1 January	104	369	1,337	96	3	-6	1,903	1,378
Group net income			120				120	125
Other comprehensive income				1	1	–	2	36
Comprehensive income	–	–	120	1	1	–	122	161
Purchase of shares for compensation scheme		-45					-45	-10
Share compensation cost		9					9	6
Balance at 31 March	104	333	1,457	97	4	-6	1,989	1,535
Group net income			126				126	128
Other comprehensive income				-46	-2		-48	-43
Comprehensive income	–	–	126	-46	-2	–	78	85
Dividends			-58				-58	-41
Share compensation cost		8					8	7
Balance at 30 June	104	341	1,525	51	2	-6	2,017	1,586
Group net income			130				130	129
Other comprehensive income				52	–	–	52	37
Comprehensive income	–	–	130	52	–	–	182	166
Purchase of shares for compensation scheme	–	–					–	-1
Share compensation cost	1	6					7	7
Balance at 30 September	105	347	1,655	103	2	-6	2,206	1,758

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2005	2004
Cash & cash equivalents as of 1 January	730	680
Cash-flow from operating activities	-32	-434
Cash-flow from investing activities	-25,639	-8,159
Cash-flow from financing activities	26,463	8,368
Cash & cash equivalents as of 30 September	1,522	455

Quarterly performance of DEPFA BANK plc

	2005 €m			2004 €m				Change Q3 2005 vs. Q3 2004	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income	105	113	108	99	109	104	107	-4	-3.7
Net interest income incl. interest from trading derivatives	*97*	*106*	*112*	*106*	*110*	*104*	*107*	*-13*	*-11.8*
Net commission income	16	12	10	11	14	20	21	2	14.3
Income from sale of assets	93	292	35	179	73	8	97	20	27.4
Trading result	8	-203	40	-30	4	57	-32	4	
of which from securities and derivatives	16	-177	32	-11	-1	66	-42	17	
of which derivatives valuation	–	-19	4	-26	4	-9	10	-4	
of which interest	-8	-7	4	7	1	–	–	-9	
Total revenues	**222**	**214**	**193**	**259**	**200**	**189**	**193**	**22**	**11.0**
Personnel expenditure	-32	-31	-36	-28	-26	-24	-22	-6	23.1
Other administrative expenditure	-20	-17	-15	-17	-12	-15	-11	-8	66.7
Depreciation on fixed assets	-2	-3	-2	-1	-3	-2	-1	1	-33.3
Administrative expenditure	**-54**	**-51**	**-53**	**-46**	**-41**	**-41**	**-34**	**-13**	**31.7**
Other income/expenditure	–	1	5	-10	-5	-3	–	5	
Provision for loan losses	–	–	–	–	–	–	–	–	
Income before taxes	**168**	**164**	**145**	**203**	**154**	**145**	**159**	**14**	**9.1**
Income and deferred tax	-38	-38	-25	-45	-24	-16	-34	-14	58.3
Income after income taxes	**130**	**126**	**120**	**158**	**130**	**129**	**125**	**–**	**–**
Profit attributable to minority interests	–	–	–	–	-1	-1	–	1	
Group net income	**130**	**126**	**120**	**158**	**129**	**128**	**125**	**1**	**0.8**

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2004 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new entities have been consolidated in this period.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004 DEPFA BANK plc initiated the sale process of its subsidiary Deutsche Pfandbriefbank AG ("Deutsche Pfandbriefbank"). The results of Deutsche Pfandbriefbank were classified as results from discontinued operations and its assets and liabilities were classified as held for sale in accordance with SFAS 144.

On 18 April 2005, the Board of Directors of DEPFA BANK plc announced that a sale was no longer in the best interests of shareholders. Consequently, the results of operation of Deutsche Pfandbriefbank for the period and any prior periods are no longer reported as discontinued operations, and its assets and liabilities are no longer classified as held for sale. The comparative amounts for 2004 are reclassified accordingly.

No adjustment to the carrying amount of Deutsche Pfandbriefbank was required.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2004. In order to conform to the current period's presentation, the assets and liabilities of Deutsche Pfandbriefbank AG are no longer classified as held for sale in the comparative figures.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2004 are based on the DEPFA Group interim report as at 30 September 2004, with reclassifications due to Deutsche Pfandbriefbank no longer being treated as a discontinued operation as described above.

(1) Loans and advances to banks

€ m	30.09.2005	31.12.2004
Public sector loans	7,909	8,308
Other loans and advances	19,003	12,554
Net deferred items	48	56
of which premiums	48	56
of which discounts	–	–
Total	**26,960**	**20,918**
of which repayable on demand	5,550	3,869

(2) Loans and advances to customers

€ m	30.09.2005	31.12.2004
Public sector loans	65,584	65,509
Property loans	2,589	3,001
Other loans and advances	219	427
Net deferred items	305	320
of which premiums	310	327
of which discounts	-5	-7
Provision for loan losses	-21	-31
Total	**68,676**	**69,226**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	30.09.2005	31.12.2004
Opening balance	31	112
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers	-10	-81
Closing balance	**21**	**31**

All provisions are specific loan loss provisions and relate to property loans.

(4) Debt securities and other fixed income securities

€ m	30.09.2005	31.12.2004
Available for sale	111,434	89,468
Trading	404	518
Total	**111,838**	**89,986**

(5) Liabilities to banks

€ m	30.09.2005	31.12.2004
Deposits	21,020	16,695
Other liabilities	45,159	42,561
Net deferred items	-1	-1
Total	**66,178**	**59,255**
of which due on demand	1,154	1,391

(6) Liabilities to customers

€ m	30.09.2005	31.12.2004
Deposits	5,207	4,583
Other liabilities	2,281	1,357
Net deferred items	1	1
Total	**7,489**	**5,941**
of which due on demand	10	28

(7) Debt securities issued

€ m	30.09.2005	31.12.2004
Public sector covered bonds	90,172	74,349
Other covered bonds	503	860
Other debt securities	11,582	8,909
Money market securities	22,647	21,383
Net deferred items	-1,900	-1,044
Total	**123,004**	**104,457**

(8) Net interest income

€ m	30.09.2005	30.09.2004
Interest income from public sector finance	2,331	2,264
Interest income from other lending business and money market transactions	320	251
Interest income from fixed income securities	2,903	2,694
Interest expenditure for		
Asset covered bonds	-2,345	-2,276
Other debt securities	-330	-243
Other borrowings	-113	-59
Hybrid capital	-73	-74
Other banking transactions	-2,367	-2,237
Total	**326**	**320**

(9) Net commission income

€ m	30.09.2005	30.09.2004
Commission income from banking transactions	50	65
Commission expenditure from banking transactions	-12	-10
Total	**38**	**55**

(10) Trading result

€ m	30.09.2005	30.09.2004
Securities and derivatives trading result	-129	23
Valuation of derivatives / SFAS 133	-15	5
Net interest on trading derivatives	-11	1
Total	**-155**	**29**

(11) General administrative expenses

€ m	30.09.2005	30.09.2004
Personnel expenditure		
Wages and salaries	-89	-61
Social security costs	-10	-11
Other administrative expenditure	-52	-38
Total	-151	-110

(12) Incentive compensation programme

At 30 September 2005, the Trust established to purchase shares under the Group incentive programme held 11,489,159 shares of DEPFA BANK plc at a cost of € 102 Million. Compensation cost relating to the programme recognised in the profit and loss account to 30 September 2005 amounted to € 24 Million.

Segmental reporting

The Group's profit and loss relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany"and "Other", based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account €m	Ireland		Germany		Other		Consolidation/ reconciliation		Total	
	Q 3 2005	Q 3 2004	Q 3 2005	Q 3 2004	Q 3 2005	Q 3 2004	Q 3 2005	Q 3 2004	Q 3 2005	Q 3 2004
Net interest income	159	171	126	109	37	39	4	1	326	320
Net commission income	15	26	2	1	21	28	–	–	38	55
Net result from sale of assets	288	144	133	25	–	9	-1	–	420	178
Net trading result	-110	-6	-11	11	-25	25	-9	-1	-155	29
Total operating Income	**352**	**335**	**250**	**146**	**33**	**101**	**-6**	**–**	**629**	**582**
Administrative expenditure	-82	-57	-36	-29	-67	-58	34	34	-151	-110
Depreciation	-3	-2	-2	-2	-2	-2	–	–	-7	-6
Other income expenditure	7	6	17	–	22	23	-40	-37	6	-8
Total expenditure	**-78**	**-53**	**-21**	**-31**	**-47**	**-37**	**-6**	**-3**	**-152**	**-124**
Operating results before provisions for loan losses	**274**	**282**	**229**	**115**	**-14**	**64**	**-12**	**-3**	**477**	**458**
Provision for loan losses		–	–	–	–	–	–	–	–	–
Income before taxes	**274**	**282**	**229**	**115**	**-14**	**64**	**-12**	**-3**	**477**	**458**
Income and deferred tax	-31	-32	–71	-37	-5	-5	6	–	-101	-74
Income after income taxes	**243**	**250**	**158**	**78**	**-19**	**59**	**-6**	**-3**	**376**	**384**
Profit attributable to minority interests	–	–	–	-2	–	–	–	–	–	-2
Group net income	**243**	**250**	**158**	**76**	**-19**	**59**	**-6**	**-3**	**376**	**382**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September 2005 for the DEPFA Group.

€ m	Nominal amount Residual maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	29,263	72,098	148,635	249,996
Interest rate futures and forward rate agreements	821	–	–	821
Interest rate options purchased	187	75	250	512
Interest rate options written	283	1,058	51	1,392
Other interest rate contracts	804	1,168	3,750	5,722
Foreign exchange forward contracts	8,375	–	–	8,375
Credit derivatives	7,106	5,470	2,260	14,836
Total	**46,839**	**79,869**	**154,946**	**281,654**

Other details

New commitments

€ m	30.09.2005	30.09.2004
Public sector finance	69,255	50,767
Other loans	1,788	1,416
Total	**71,043**	**52,183**

Primary sale of debentures including loans taken up

€ m	30.09.2005	30.09.2004
Public sector covered bonds	21,330	13,644
Other debentures	4,375	4,974
Loans taken up	2,480	2,259
Total	**28,185**	**20,877**

Average number of employees

	30.09.2005	30.09.2004
Total	**481**	**395**
of which part time employees	9	14

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	30.09.2005	31.12.2004
Core capital (Tier I)	2,615	1,945
Supplementary (Tier II)	1,303	1,259
Total regulatory capital	**3,918**	**3,204**

Capital adequacy ratios	30.09.2005	31.12.2004
BIS risk weighted assets (€ m)	20,916	16,335
Core capital ratio (Tier I)	12.5%	11.9%
Total capital ratio (Tier I + II)	**18.7%**	**19.6%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

Key financial indicators according to International Financial Reporting Standards (IFRS)

As in previous years the Group has prepared its interim group report under USGAAP. The Group is required to present its consolidated accounts for the year ended 31 December 2005 in accordance with International Financial Reporting Standards ("IFRS") adopted for use in the European Union. The first set of accounts under IFRS will be prepared as at 31 December 2005.

In preparing the following key financial indicators in accordance with IFRS, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of accounts, in accordance with IFRS adopted for use in the European Union, as at 31 December 2005. As a result, although this financial information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. In addition, the Group continues to review international developments and emerging market practice, especially in respect of its portfolio of complex financial instruments. Therefore, until the Group prepares its first set of accounts in accordance with International Financial Reporting Standards adopted for use in the European Union, the possibility cannot be excluded that the accompanying key financial indicators may have to be adjusted.

The Group financial statements for the year ended 31 December 2005 will include a detailed explanation of the transition to IFRS along with detailed profit and equity reconciliations.

Key financial indicators according to IFRS for the period 1 January to 30 September 2005.

€ m	IFRS	US GAAP
Net interest income	325	326
Net fee and commission income	6	38
Gains less losses from investment securities	420	420
Net trading income	-121	-155
Profit before income tax	478	477
Income tax expense	-101	-101
Profit after income tax for the period	377	376

Equity

€ m	IFRS 30.09.05	US GAAP 30.09.05
Captial and reserves attributable to the Company's equity holders	2,171	2,206

Management

Members of the Executive Committee



Gerhard Bruckermann
(Chairman & CEO)

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Gerhard Bruckermann previously held senior positions in the capital market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA'S Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Thomas M. Kolbeck
(Vice Chairman & Deputy CEO)

Thomas M. Kolbeck joined DEPFA Group's Management Board in 1997. Prior to this, Thomas Kolbeck held various international management positions with Westdeutsche Landesbank. At DEPFA Group he has been instrumental in the international diversification of Public Finance activities and expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermot Cahillane joined DePfa-Bank Europe plc in 1993 as member of the Board of Directors and was appointed Managing Director in 1997. Prior to joining DEPFA Group, Dermot Cahillane held senior positions for many years in various national and international divisions of Allied Irish Bank ('AIB'). As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for Credit, Administration and Human Resources.



Reinhard Grzesik
(CFO)

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the corporate planning division until 2001. He previously worked in group development at Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.



Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee of DEPFA BANK plc Bo Heide-Ottosen is responsible for the Group's global Treasury including responsibility for balance sheet management.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999 as Chief Operations Officer. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As a member of the Executive Committee of DEPFA BANK plc he is responsible for IT and Market Risk Control.



Andrew T. Readinger

Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Structured Solutions both for the Bank as well as its clients.



Ali Yousefian

Ali Yousefian joined DEPFA BANK plc in October 2001 as a Managing Director to set up the Credit Derivatives activity of the bank. Prior to joining DEPFA BANK plc, Ali Yousefian held senior positions in Credit structuring at Commerzbank AG, Daiwa Securities and Credit Suisse Financial Products. As a member of the Executive Committee of DEPFA BANK plc, Ali Yousefian is responsible for Emerging Markets Sales and Trading, including Credit and Local Currency Derivatives.

Management

Members of the Non-Executive Committee

Dr. Richard Brantner,
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell,
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd) Luxembourg

Hans W. Reich,
Deputy Chairman
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College Dublin

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Monte Esquinza, 30 4th floor
28010 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

Addresses

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 450
1017 BW Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308



DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

DEPFA BANK

Press and Investor Relations Release

Dublin / Frankfurt, 3 August 2005

DEPFA BANK plc released its second quarter results 2005 today. In the second quarter net income totalled € 126 m, taking the overall first half profit to € 246 m and means DEPFA reiterates its guidance of a full year profit of approximately € 500 m. Strong generation of new business and very encouraging developments in new product areas helped buoy the second quarter result. However, volatility in the bond markets in the second quarter had a negative effect on the trading result but this was more than outweighed by an excellent result from the placement of assets. The return on equity amounted to 25% after taxes and is thus at a level which is well in excess of DEPFA´s medium term target of 20%. Shareholders' equity of DEPFA Group has now breached the € 2 bn mark.

Total revenues in the second quarter rose significantly by 13.2% year-on-year to € 214 m. Total net interest income including interest attributable to trading totalled € 106 m, which is roughly in line with the quarterly average reported over the past four quarters. Net commission income went down by € 8 m to € 12 m. Income from sale of assets registered a very large increase to € 292 m. Of this amount € 96 m came from gains realised from favourable changes in credit spreads as well as from a rebalancing of the portfolio. The remaining € 196 m must from a purely economic standpoint be seen as an offsetting item for the negative trading result. The trading result of € - 196 m can be explained by the following factors:

- € 125 m of losses originated from a strategy, which has been regularly employed in the past, aimed at generating additional revenues from premiums. This involves selling options relating to the public finance portfolio, which in times of stable interest rates brings in additional revenues. The sharp fall in interest rates in the second quarter, however, caused the market value of these positions to drop, but at the same time this was more than offset by gains from the corresponding sub portfolio. The result from the valuation of derivatives according to FAS 133 of € - 19 m is also connected with corresponding fair value rises in assets. Overall, the growth in the fair value of the sub portfolio amounted to € 196 m which was reported in income from sale of assets. It has not been a case of tapping into so called 'hidden reserves' given that the fair value of the bank has not gone down as a result of these transactions.

- Due to volatile conditions in the bond markets DEPFA BANK suffered losses of € 52 m in own trading activities. Of this amount € 22 m related to emerging markets bond trading and € 30 m was attributable to financial instruments whose valuation levels are dependent on margins of sovereign bonds in certain European countries.

New business volumes reached a new record level in the second quarter, totalling € 26 bn. The most important markets for new business were Italy (€ 5.6 bn), Germany (€ 4.5 bn) and the US (€ 3.6 bn). The total public sector finance portfolio stood at € 165 bn at the end of June 2005 (+ 8.0% vs end-2004).

Personnel and other administrative expenditure rose by 24.4% y-o-y to € 51 m; the cost/ income ratio of 23.8% is still within DEPFA´s target range. The rise in costs is a result of DEPFA´s drive to grow the product base and expand its geographic coverage. On the other hand when compared with the previous quarter administrative expenditure was down slightly by 3.8% and is in line with the bank´s forecast for the full year of approximately € 200 m.

Investments in new products and geographic expansion, which are being made over the course of this year, will lead to a significant improvement in profits in 2006 giving DEPFA BANK cause to reiterate its profit guidance of approximately € 600 m.

The extraordinary shareholders' meeting of DEPFA BANK plc of 22 July 2005 approved the control agreement between DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank which will facilitate the reintegration of the Pfandbriefbank back into the Group's organisational structure.

Company profile:
DEPFA BANK plc is a leading provider of financial services to public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure projects and investment banking solutions for public-sector authorities.

WKN:	**765818 / ISIN: IE 0072559994**
Exchange listing:	**Frankfurt (MDAX)**
Quote symbols:	**DEPF.DE (REUTERS), DEP GR (Bloomberg)**

Dublin/Frankfurt am Main, 21 September 2005

DEPFA BANK plc is delighted to announce the appointment of Matthias Mosler (49) to the Executive Committee of the Bank with effect from 1st October 2005.

Within a broader strategic development and execution role, Matthias who will be based in Dublin, will have initial responsibility for infrastructure finance, advisory services and financial guaranty operations. His appointment completes the Executive Committee of the bank and Matthias' wealth of experience will further strengthen the bank's commitment to realising its growth potential as a full service provider to the financial needs of public sector authorities.

Matthias recently left Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. Previously, Matthias worked for Goldman Sachs in New York and London as Managing Director, M&A, Corporate Finance and Head of Equity Capital Markets for Germany, Austria and Switzerland. He began his career at Deutsche Bank where he headed Debt Capital Markets for Germany and acted as Personal Assistant to the late Dr. Alfred Herrhausen, Speaker of the Board.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the course of action you should take, please consult your Depository Bank immediately.

DEPFA BANK

DEPFA BANK plc

Extraordinary General Meeting - 22nd July 2005

Dear Shareholder

Introduction

On 18 April 2005, the Company announced that it was no longer proceeding with the process for the sale of DEPFA Deutsche Pfandbriefbank ("Pfandbriefbank"), its wholly-owned subsidiary, which it had initiated in March 2004. The Company received no offer under that process which satisfactorily valued Pfandbriefbank.

The Company now proposes to integrate the management and control of Pfandbriefbank with that of the Company, without changing the corporate structure of the DEPFA group. For that purpose, the Company proposes to enter into the Control Agreement (Domination Agreement) the terms of which are summarised below. Under the Articles of Association, the entry into of the Control Agreement requires shareholder approval.

The Directors also propose to take this opportunity to amend the Articles of Association to delete certain provisions which it believes are inappropriate or unduly restrictive, as described below.

The purpose of this document is to provide you with details of, and reasons for, the entry into of the Control Agreement and the amendment of the Articles of Association and to explain why the Directors believe that the Resolutions are in the best interests of the Company and why they unanimously recommend you to vote in favour of the Resolutions at the Extraordinary General Meeting to be held on 22 July 2005. A notice convening this meeting is set out at the end of this document.

Background to and reasons for the entry into of the Control Agreement/Special Resolution 1

General Background

Although the Company is the sole shareholder in Pfandbriefbank, it is not entitled to issue instructions to the management of Pfandbriefbank. Under German corporate law, in the absence of a control agreement, a controlling shareholder in a German-incorporated company must not exercise its influence so as to cause the company to conduct transactions to its own disadvantage or to take or refrain from taking any measures to its own disadvantage, unless full compensation is provided for such disadvantages, even if those transactions or measures are for the benefit of the group as a whole. However, if a control agreement is entered into, the controlling shareholder is entitled to issue instructions to the management board of the controlled company regarding the management of the business affairs of that company. Unless otherwise provided in the control agreement, these may include instructions which may have a detrimental effect on the controlled company, provided that such instructions serve the interests of the controlling company or one of its affiliated companies. A control agreement is a standard instrument for achieving the group integration of a stock corporation in Germany.

There is currently no control agreement in place between the Company and Pfandbriefbank. The Directors believe that the absence of a control agreement may hinder the Company's ability to integrate Pfandbriefbank fully into the DEPFA group. The Company therefore proposes to enter into the Control Agreement to enable it to integrate fully the management and control of Pfandbriefbank. The entry into of the Control Agreement will not modify the corporate structure of Pfandbriefbank or alter the current composition of its management and supervisory board.

Description of the terms of the Control Agreement

1. By the Control Agreement, Pfandbriefbank places its management under the control of the Company. Subject to the limitations referred to below, the Company will be entitled to issue instructions to the management board (Vorstand) of Pfandbriefbank in respect of the management of the company, and the management board of Pfandbriefbank must obey any such instructions. Subject to such instructions, the management board will remain responsible for the management and the representation of the company.

2. The Control Agreement imposes limitations on the Company's right to issue instructions. For regulatory reasons, it provides that the Company may not issue instructions if and to the extent that compliance by Pfandbriefbank with those instructions would violate its obligations under the German Banking Act (Gesetz über das Kreditwesen), the German Pfandbrief Act (Pfandbriefgesetz), additional ordinances or orders of the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or the former Federal Banking Supervisory Office (Bundesaufsichtsamts für das Kreditwesen). When issuing instructions, the Company must observe the sole responsibility (Alleinverantwortung) of the management of Pfandbriefbank according to the German Banking Act.

   Further restrictions of the instruction right arise from mandatory German laws. The Company may not issue an instruction to management that leads to a conflict with applicable mandatory laws or that jeopardizes the existence of Pfandbriefbank. The Company must further respect the subject matter of the company as provided for in Pfandbriefbank's articles of association (although, it may at any time expand or restrict the subject matter of the company by a shareholder resolution amending the articles of association of Pfandbriefbank). In addition, there are some sections in the German Stock Corporation Act (AktG) that the Company and Pfandbriefbank must adhere to, e.g. the Company is not entitled to instruct the management board of Pfandbriefbank to transfer the statutory reserve accounts (sec. 300 AktG) to the Company or to renounce or waive Pfandbriefbank's right to ask for assumption of losses by the Company. The Company is also not allowed to issue instructions to the supervisory board of Pfandbriefbank (Aufsichtsrat). On the other hand, a veto of the supervisory board against instructions issued by the Company to the management board may be overruled by repetition of the instruction issued to the management board. Finally, the Company may not instruct the management of Pfandbriefbank to amend, to maintain or to terminate the Control Agreement.

3. The Control Agreement provides that the Company shall, during the term of the agreement, compensate Pfandbriefbank for any losses accruing during the term of the agreement to the extent that those losses are not compensated by amounts deducted from other profit reserves accumulating during the term of the agreement. The purpose of this provision, which is a mandatory provision of a control agreement under German law, is to make sure that Pfandbriefbank will be in a position to satisfy its creditors. The compensation obligation shall first apply for the entire losses of the fiscal year in which the Control Agreement takes effect. The compensation obligation is enforceable against the controlling company by the controlled company only and is not directly enforceable by creditors of the controlled company.

4. The Control Agreement is concluded for an indefinite term. However, Pfandbriefbank can terminate it to the end of each fiscal year. Unless the agreement is terminated, it will continue from fiscal year to year. Either party may terminate the Control Agreement for good and sufficient reason (wichtiger Grund). In case of the termination of the Control Agreement, the Company will have to provide security to the creditors of Pfandbriefbank whose claims arose prior to the date on which notice of the termination of the agreement in the commercial register was deemed to have been given pursuant to sec. 10 of the Commercial Code (Handelsgesetzbuch) provided the creditors have requested such security from the Company within six months after notice of the registration was given (sec. 303 para 1 AktG). The Control Agreement is subject to German law.

Shareholders' Approval and Entry into the Commercial Register

The Control Agreement will enter into force if and as soon as (i) the general assembly of Pfandbriefbank has approved the Control Agreement by qualified shareholders' resolution and (ii) the Control Agreement is registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) in Frankfurt/Main. The shareholders' resolution was adopted in a general assembly of Pfandbriefbank which took place on 6 June 2005. The management board of Pfandbriefbank will be instructed to file the Control Agreement for registration only if the required approval of the shareholders of the Company is granted by the passing of Special Resolution 1.

Regulatory Position

The Company and Pfandbriefbank have consulted the Irish Financial Services Regulatory Authority and the German Federal Financial Supervisory Authority about the proposed entry into of the Control Agreement. No objections have been raised by the regulators to the proposal (in the German Federal Financial Supervisory Authority's case, on the basis that the Control Agreement is entered into after the date on which the new German Pfandbrief Act becomes effective, estimated to be 19 July 2005).

Special Resolution 1

By Special Resolution 1, the Directors seek authority to enter intothe Control Agreement. A copy of the Control Agreement is available to you on request from Corporate Communications Department in Frankfurt at Neue Mainzer Str. 75, 60311 Frankfurt am Main, Germany, Phone +49 69 92882 276. Copies will also be available prior to, and during, the Extraordinary General Meeting.

Articles of Association/Special Resolution 2

The Directors are also proposing that the Articles of Association be amended to delete the requirement that the Company obtain shareholder approval for the entry into of enterprise agreements (Article 49).

Article 49 of the Articles of Association provides, exceptionally for an Irish company, that a shareholders' special resolution is required to sanction the entry into by the Company of an enterprise agreement. Broadly, an enterprise agreement, as defined by the Articles of Association, is an agreement which allows for profit pooling between the Company and another undertaking, or under which the Company and another undertaking submit by agreement to common management.

Article 49 is designed to reflect the requirements of Sections 291 to 293 of the German Stock Corporation Act which require that entry into by a German stock corporation (Aktiengesellschaft) of an enterprise agreement must be conditional upon the shareholders of that corporation approving the agreement. Irish law does not specifically regulate the entry into by an Irish company of an enterprise agreement, and a provision of this nature would not typically be included in an Irish listed company's articles of association. The provision was included in order to bring the position of a shareholder in the Company more into line with that of a shareholder in a German stock corporation, in the context of the one-for-one share exchange offer made by the Company in January 2002 for shares in Pfandbriefbank as part of the reorganisation of the DEPFA group completed in June 2002. Since that reorganisation, the DEPFA group has successfully operated under its current corporate structure with an Irish-incorporated, Dublin-based holding company regulated by the Irish Financial Services Authority and an international shareholder profile. The Directors believe that the provisions of Article 49 are no longer appropriate in these circumstances and, by Special Resolution 2 to be proposed at the Extraordinary General Meeting, seek its removal from the Articles of Association. Removing Article 49 would allow the Directors the flexibility to enter into such enterprise agreements where they felt that such action was in the best interests of shareholders.

A copy of the Articles of Association as proposed to be amended by Special Resolution 2 is available to you on request from Corporate Communications Department in Frankfurt at Neue Mainzer Str. 75, 60311 Frankfurt am Main, Germany, Phone +49 69 92882 276. Copies will also be available prior to, and during, the Extraordinary General Meeting.

Action to be taken

Should you wish to attend the Meeting or have your vote cast by proxy at the Meeting you should follow the procedures hereunder:

If you wish to attend the meeting

You should complete the enclosed Instruction and Proxy Form in accordance with the instructions on the form. The form should be forwarded without delay to your Depository Bank who will verify your name and the number of DEPFA BANK plc shares held in your account. Your Depository Bank will then forward your Form of Instruction and Proxy to Clearstream Banking AG who will register your instructions and forward them to the Company.

You will be issued with an admittance card to the meeting, and this card must be presented at the door of the meeting room. If you do not receive an admission card by 1 p.m. (German time) on 18th of July 2005 you should contact the Corporate Communications Department at the following telephone number +49 69 92882 276.

If you do not attend the meeting but wish to cast your vote

Complete the Form of Instruction and Proxy in accordance with the instructions on the form and return it to your Depository Bank who will verify your name and the number of DEPFA BANK plc shares held in your account and will in turn forward the form to Clearstream Banking AG who will register your instructions and then forward them to the Company.

You may also nominate any other person of your choice to attend and vote at the Extraordinary General Meeting on your behalf. To effect this appointment you should complete the Form of Instruction and Proxy in accordance with the notes on the form.

All costs relating to this process with regard to Depository Banks will be borne by the Company.

It should be noted that Clearstream Banking AG is the duly authorised agent of DEPFA BANK plc to collect the Form of Instruction and Proxy for casting of votes at the Extraordinary General Meeting to be held on 22th July 2005.

To enable your Depository Bank to process promptly Forms of Instruction and Proxy and forward them to Clearstream Banking AG.

ALL FORMS OF INSTRUCTION AND PROXY MUST BE LODGED WITH YOUR DEPOSITORY BANK BY CLOSE OF BUSINESS ON 11TH OF JULY 2005.

It should be noted that the English documents are legally binding and the German translations are offered for your convenience and clarification.

Recommendation

The Directors consider the Resolutions to be proposed at the Extraordinary General Meeting to be in the best interests of the Company and its shareholders and, accordingly, they unanimously recommend shareholders to vote in favour of each of the Resolutions as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Gerhard Bruckermann
Chairman und CEO

DEPFA BANK

DEPFA BANK plc

NOTICE TO SHAREHOLDERS

Securities ID No. (WKN) 765 818, (ISIN) IE0072559994

hereby given that an Extraordinary General Meeting
of the Company will be held at 1, Commons Street, Dublin 1, Ireland
at 10 am (Irish time) on 22nd July 2005
to consider and, if thought fit, pass the following resolutions
which will be proposed as special resolutions:

SPECIAL RESOLUTION NO. 1

That the Control Agreement as described in the circular to shareholders dated 20th June 2005, a copy of which has been produced at the Meeting and has been signed for the purposes of identification by the Chairman of the Meeting, and any agreements or arrangements ancillary to it be and are hereby authorised and approved for the purposes of Article 49 of the Articles of Association and for all other purposes in the form produced to the Meeting with such amendments or modifications as the Directors or any duly constituted committee or sub-committee of the Directors shall approve, such approval to be conclusively evidenced by the signature of the amended or modified document by any Director, the Secretary or any member of any such committee or sub-committee and that the Directors be authorised to do all such acts or things that they consider to be necessary or expedient to complete or give effect to, or otherwise in connection with, the Control Agreement and any matters incidental to it.

SPECIAL RESOLUTION NO. 2

That the Articles of Association of the Company be amended by:

(a) the deletion from Article 2 of the Articles of Association of the definition of "enterprise agreement"; and

(b) the deletion of the existing Article 49 and the insertion of the following article as a new Article 49:

"49. [Intentionally deleted.]".

BY ORDER OF THE BOARD

Noel J. Kavanagh
Company Secretary

Registered Address
1 Commons Street
Dublin 1, Ireland

Dated: 20th June 2005

Notes for Shareholders

1. Every member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company. A Form of Instruction and Proxy is enclosed.

2. To be valid, the Form of Instruction and Proxy, together with the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified in a manner approved by the Directors must be deposited with Clearstream Banking AG at Neue Börsenstrasse 1, 60487, Frankfurt am Main, Germany not less than forty-eight hours before the time appointed for the holding of the Meeting.